    As Filed with the Securities and Exchange Commission on January 11, 2002


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         CITADEL SECURITY SOFTWARE INC.

                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



                DELAWARE                                      75-2873882
    (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

  3811 TURTLE CREEK BLVD., SUITE 770
           DALLAS, TEXAS                                        75219
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)




       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (214) 520-9292

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock, par value $.01 per share

(Title of Class)


                                EXPLANATORY NOTE

THIS REGISTRATION STATEMENT HAS BEEN PREPARED ON A PROSPECTIVE BASIS ON THE ASSUMPTION THAT, AMONG OTHER THINGS, THE DISTRIBUTION (AS DEFINED IN THE INFORMATION STATEMENT WHICH IS A PART OF THIS REGISTRATION STATEMENT) AND THE RELATED TRANSACTIONS CONTEMPLATED TO OCCUR PRIOR TO OR CONTEMPORANEOUSLY WITH THE DISTRIBUTION WILL BE CONSUMMATED AS CONTEMPLATED BY THE INFORMATION STATEMENT. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY OR ALL OF SUCH TRANSACTIONS WILL OCCUR OR WILL OCCUR AS SO CONTEMPLATED. ANY SIGNIFICANT MODIFICATIONS OR VARIATIONS IN THE TRANSACTIONS CONTEMPLATED WILL BE REFLECTED IN AN AMENDMENT OR SUPPLEMENT TO THIS REGISTRATION STATEMENT.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

   CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10-SB

The information set forth in the Information Statement of Citadel Security Software Inc. (Citadel Security) attached hereto (the Information Statement) under the captions Summary, Our Company, Risk Factors, Our Business, The Distribution, Relationship Between CT Holdings and Citadel Following the Distribution, Management's Discussion and Analysis of Financial Condition and Results of Operations, Citadel's Management, Compensation, Principal Stockholders, Relationship and Potential Conflicts of Interest with CT Holdings and Related Parties, Description of Capital Stock, Liability and Indemnification of Directors and Officers, Independent Public Accountants, Where You Can Find More Information and Index to Financial Statements is incorporated herein by reference as set forth below.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

See the sections of the Information Statement captioned Our Company, Our Business, Relationship Between CT Holdings and Citadel Following the Distribution, The Distribution, and Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

See the sections of the Information Statement captioned Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 3. DESCRIPTION OF PROPERTY

See the sections of the Information Statement captioned Our Business -- Properties and Relationship and Potential Conflicts of Interest with CT Holdings and Related Parties.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

See the section of the Information Statement captioned Principal Stockholders.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

See the section of the Information Statement captioned Management.

ITEM 6. EXECUTIVE COMPENSATION

See the sections of the Information Statement captioned Summary -- Stock plans and related option grants, Relationship Between CT Holdings and Citadel following the Distribution -- Stock Plans and Stock Option Grants, The Distribution -- Listing and Trading of the Citadel Shares and Compensation -- Compensation of Executive Officers.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See the sections of the Information Statement captioned Summary -- Our relationship with CT Holdings after the distribution, Relationship Between CT Holdings and Citadel Following the Distribution and Relationship and Potential Conflicts of Interest with CT Holdings and Related Parties.

ITEM 8. DESCRIPTION OF SECURITIES

See the section of the Information Statement captioned Description of Capital Stock.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

See the sections of the Information Statement captioned Summary -- Trading market, Summary -- Dividend policy, Risk Factors, The Distribution -- Listing and Trading of Our Common Stock and Description of Capital Stock.

ITEM 2. LEGAL PROCEEDINGS

See the section of the Information Statement captioned Our Business -- Legal Proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Not Applicable.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

See the sections of the Information Statement captioned Description of Capital Stock -- Certain Anti-Takeover Provisions of Citadel's Certificate of Incorporation and By-Laws and Delaware Law and Liability and Indemnification of Directors and Officers.

                                    PART F/S

See the sections of the Information Statement captioned Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations and Index to Financial Statements.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

See the section of the Information Statement captioned Index to Financial Statements.

ITEM 2. DESCRIPTION OF EXHIBITS

The following documents are filed as exhibits hereto:

EXHIBIT
NUMBER                            DESCRIPTION

3.1*     Amended and Restated Certificate of Incorporation of the Registrant

3.2*     Amended and Restated By-laws of the Registrant

4.1*     Form of Certificate of Common Stock of the Registrant

10.1* Form of Plan and Agreement of Distribution between CT Holdings and Registrant

10.2*    Form of Tax Disaffiliation Agreement between CT Holdings and the
         Registrant

10.3*    Form of Transition Services Agreement between CT Holdings and
         Registrant

10.4* Form of Indemnification Agreement between Registrant and its directors and officers

10.5* Employment Agreement dated as of January 1, 2002 by and between Registrant and Steven B. Solomon

10.6*    2002 Stock Incentive Plan of the Registrant

*        Filed herewith.

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Citadel Security Software Inc.

By:   /s/  Steven B. Solomon
      ----------------------
      Steven B. Solomon
      Chief Executive Officer

January 10, 2002

                                     [Logo]

3811 Turtle Creek Boulevard, Suite 770
Dallas, Texas  75219

                               January [__], 2002

Dear Fellow CT Holdings Stockholder:

I am pleased to inform you that the board of directors of CT Holdings, Inc. (CT Holdings) has approved a pro rata distribution to CT Holdings stockholders of 100% of the outstanding shares of common stock of Citadel Security Software Inc. (Citadel), which is currently a wholly owned subsidiary of CT Holdings. Citadel will own and operate the security software business of CT Holdings as an independent publicly traded entity following the distribution. Following the distribution, you will continue to own your shares of CT Holdings as well as the new shares of Citadel.

We currently anticipate that the distribution, commonly referred to as a spin-off, will take place on or about February 5, 2002. Each CT Holdings stockholder as of January 21, 2002, the proposed record date for the distribution, will receive one (1) Citadel share for every four (4) CT Holdings shares held on that date. We anticipate that Citadel's shares will trade on the Over The Counter Bulletin Board (OTCBB) market, under a symbol to be assigned by the OTCBB prior to the commencement of trading.

We believe that the distribution will meaningfully enhance value for CT Holdings stockholders and will give Citadel the financial and operational flexibility to take advantage of significant growth opportunities in the security software business. According to a January 3, 2002 article on the Dow Jones Newswire, in June 2001 IDC, a leading research organization, predicted that the worldwide security software market would increase to $14 billion by 2005, a compound annual growth rate of 23%. According to IDC, this market grew by 33% to $5.1 billion in 2000.

We believe that separating the two companies will enhance the ability of each of Citadel and CT Holdings to focus on strategic initiatives and new business opportunities, as well as to improve cost structures and operating efficiencies and to design equity-based compensation programs targeted to its own performance. In addition, we expect that the transition to an independent company will heighten Citadel's management's focus, provide Citadel with greater access to capital, and allow the investment community to better measure Citadel's performance relative to its peers.

The enclosed information statement describes the distribution and provides important financial and other information about Citadel. Please read the enclosed information statement, including the risk factors beginning on page 8, carefully.

You do not have to vote, or take any other action, to receive your Citadel shares. Accordingly, we are not asking you for a proxy. You will not be required to pay anything or to surrender your CT Holdings shares. Account statements reflecting your ownership of Citadel shares will be mailed to record holders (holders who own their CT Holdings stock directly and not in the name of a broker or other nominee) shortly after February 5, 2002. If you are not a record holder of CT Holdings stock (that is, if you own your CT Holdings shares in the name of a broker or other nominee), your Citadel shares should be credited to your account with your stockbroker or nominee on or about February 5, 2002. Following the distribution, you may also request physical stock certificates if you wish. Information for making that request will be furnished with your account statement.



Very truly yours,

/s/ Steven B. Solomon

Steven B. Solomon
Chairman of the Board and Chief Executive Officer

                 SUBJECT TO COMPLETION, DATED JANUARY [__], 2002

                                     [Logo]

                              INFORMATION STATEMENT

                           RELATING TO THE SPIN-OFF OF
                         CITADEL SECURITY SOFTWARE INC.
                             FROM CT HOLDINGS, INC.

                DISTRIBUTION OF 15,000,000 SHARES OF COMMON STOCK

CT Holdings, Inc. (CT Holdings) is sending you this information statement to describe the pro rata distribution (or spin-off) to CT Holdings stockholders of 100% of the outstanding common stock of Citadel Security Software Inc. (Citadel or Citadel Security). In this distribution, you will receive one (1) share of Citadel common stock for every four (4) shares of CT Holdings common stock that you hold at the close of business on January 21, 2002. Immediately following the distribution, CT Holdings and its subsidiaries will not own any shares of Citadel, and Citadel will be an independent public company. See The Distribution beginning on page 26.

Citadel is currently a wholly owned subsidiary of CT Holdings and will own and operate the security software business of CT Holdings following the distribution. These businesses represented approximately 18.5% of CT Holdings' consolidated assets and 100% of CT Holdings' consolidated revenues as of and for the ten months ended December 31, 2000. See Our Business beginning on page 19. Following the distribution, CT Holdings' operations will consist of the equity interests in its incubation holdings, Parago, Inc. and River Logic, Inc., and CT Holdings' related business development operations, including potential future acquisitions.

We currently anticipate that the distribution of Citadel shares will be effected at 11:59 p.m., Dallas, Texas time, on or about February 5, 2002. You do not have to vote or take any other action to receive your Citadel shares. You will not be required to pay anything or to surrender your CT Holdings shares. The Citadel shares will be distributed by book entry. The number of CT Holdings shares that you own will not change as a result of the distribution.

There is no current public trading market for the Citadel shares, although a when-issued trading market may develop prior to completion of the distribution. We anticipate that Citadel's shares will be listed on the Over The Counter Bulletin Board under a symbol to be assigned by the OTCBB prior to the commencement of trading. See The Distribution -- Listing and Trading of the Citadel Shares beginning on page 27.

NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. CT HOLDINGS IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY OR YOUR SHARE CERTIFICATES.

AS YOU REVIEW THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 8 IN EVALUATING THE BENEFITS AND RISKS OF HOLDING OR DISPOSING OF THE CITADEL SHARES YOU WILL RECEIVE IN THE DISTRIBUTION.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS INFORMATION STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION OF
                         AN OFFER TO BUY ANY SECURITIES.


         THE DATE OF THIS INFORMATION STATEMENT IS [____________], 2002.

You should rely only on the information contained in this information statement. Neither we nor CT Holdings has authorized anyone to provide you with information different from that contained in this information statement. Neither we nor CT Holdings is offering to sell or soliciting any offers to buy any securities. This information statement presents information concerning our company that we believe to be accurate as of the date of this information statement. This information statement also presents information concerning CT Holdings that CT Holdings believes to be accurate as of the date set forth on the cover. Neither we nor CT Holdings plans to update the information set forth in this information statement except in the course of fulfilling our respective normal public reporting and disclosure obligations.

                                TABLE OF CONTENTS

                                                                                         PAGE
QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION .........................................      i
SUMMARY ..............................................................................      1
OUR COMPANY ..........................................................................      7
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ............................      8
RISK FACTORS .........................................................................      8
  Risks Related to Our Business ......................................................      9
  Risks Related to the Distribution ..................................................     16
OUR BUSINESS .........................................................................     19
  Overview ...........................................................................     19
  Our Strategy .......................................................................     19
  Our Products .......................................................................     20
  Product Development ................................................................     22
  Business Development ...............................................................     22
  Sales and Marketing ................................................................     23
  Competition ........................................................................     24
  Customers and Product Licensing ....................................................     24
  Intellectual Property Rights .......................................................     24
  Employees ..........................................................................     24
  Government Regulation ..............................................................     25
  Legal Proceedings ..................................................................     25
  Properties .........................................................................     25
THE DISTRIBUTION .....................................................................     26
  Reasons for the Distribution .......................................................     26
  Manner of Effecting the Distribution ...............................................     27
  Listing and Trading of the Citadel Shares ..........................................     27
  Federal Income Tax Consequences of the Distribution ................................     30
  Reasons for Furnishing this Document ...............................................     31
RELATIONSHIP BETWEEN CT HOLDINGS AND CITADEL FOLLOWING THE DISTRIBUTION ..............     32
  Distribution Agreement .............................................................     32
  Transition Services Agreement ......................................................     32
  Sublease Agreement .................................................................     32
  Tax Disaffiliation Agreement .......................................................     33
  Litigation against CT Holdings .....................................................     33
  Stock Option Plans and Stock Option Grants .........................................     33
  Treatment of CT Holdings Options Held By Citadel Employees .........................     34
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS .........................................................................     35
CITADEL'S MANAGEMENT .................................................................     41
  Board of Directors .................................................................     41
  Executive Officers .................................................................     44
COMPENSATION .........................................................................     45
  Summary Compensation Table .........................................................     45
  Employment Agreements ..............................................................     45
  Stock Options Granted During Fiscal 2001 ...........................................     46
  Stock Options Exercises During Fiscal 2001 and Fiscal Year-End Option Values .......     47
  2002 Stock Incentive Plan ..........................................................     47
  Treatment of CT Holdings Options ...................................................     49

PRINCIPAL STOCKHOLDERS ..................................................................   50
RELATIONSHIP AND POTENTIAL CONFLICTS OF INTEREST WITH CT HOLDINGS AND RELATED
   PARTIES ..............................................................................   52
  General ...............................................................................   52
  Agreements Relating to the Distribution ...............................................   52
  CT Holdings Related Party Transactions ................................................   52
DESCRIPTION OF CAPITAL STOCK ............................................................   53
  Common Stock ..........................................................................   53
  Preferred Stock .......................................................................   53
  Dividends .............................................................................   54
  Transfer Agent and Registrar ..........................................................   54
  Certain Anti-Takeover Provisions of Citadel's Certificate of Incorporation
     and By-Laws and Delaware Law .......................................................   54
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS .................................   58
INDEPENDENT PUBLIC ACCOUNTANTS ..........................................................   59
WHERE YOU CAN FIND MORE INFORMATION .....................................................   59
INDEX TO FINANCIAL STATEMENTS ...........................................................  F-1
Annex A -- Sample Form of Information Statement to be Provided to Internal Revenue
  Service by Stockholders ...............................................................  A-1

Our trademarks include Citadel Technology, Citadel Security, Hercules, NetOFF, and Secure PC. This information statement also contains trademarks and trade names of other companies.

                  QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

The following section answers various questions that you may have with respect to the pro rata distribution to CT Holdings stockholders of 100% of the outstanding shares of Citadel common stock. We refer to this distribution in this information statement as the Distribution.

Q: WHEN WILL THE DISTRIBUTION OCCUR?

A: CT Holdings currently anticipates completing the Distribution on or about February 5, 2002. We currently anticipate that the record date for the distribution will be January 21, 2002, although this date may change based on the timing of the effectiveness of the registration statement filed by Citadel with the Securities and Exchange Commission.

Q: WHAT WILL I RECEIVE AS A RESULT OF THE DISTRIBUTION?

A: For every four (4) shares of CT Holdings common stock that you own of record on January 21, 2002, you will receive one (1) share of Citadel common stock. For example, if you own 400 shares of CT Holdings common stock on January 21, 2002, you will receive 100 shares of Citadel common stock. If you own a number of shares of CT Holdings common stock that is not a multiple of the number four
(4), then the number of shares of Citadel common stock you will receive based on the one for four conversion ratio will be rounded up to the next higher number of shares.

CT Holdings will distribute the Citadel shares by book entry. If you are a record holder of CT Holdings stock, instead of physical stock certificates, you will receive from Citadel's transfer agent shortly after February 5, 2002 a statement of your book entry account for the Citadel shares distributed to you. Following the Distribution, you may request physical stock certificates if you wish, and instructions for making that request will be furnished with your account statement. If you are not a record holder of CT Holdings stock because your shares are held on your behalf by your stockbroker or other nominee, your Citadel shares should be credited to your account with your stockbroker or nominee on or about February 5, 2002.

Q: WHAT DO I HAVE TO DO TO RECEIVE MY CITADEL SHARES?

A: Nothing. Your Citadel shares will be either reflected in an account statement that Citadel's transfer agent will send to you shortly after February 5, 2002 or credited to your account with your broker or nominee on or about February 5, 2002.

Q: WHEN WILL I RECEIVE MY CITADEL SHARES?

A: If you hold your CT Holdings shares in your own name, your account statement will be mailed to you on or about February 5, 2002. You should allow several days for the mail to reach you.

If you hold your CT Holdings shares through your stockbroker, bank or other nominee, you are probably not a stockholder of record and your receipt of Citadel shares depends on your arrangements with the nominee that holds your CT Holdings shares for you. CT Holdings anticipates that stockbrokers and banks generally will credit their customers' accounts with Citadel shares on or about February 5, 2002, but you should check with your stockbroker, bank or other nominee. See The Distribution -- Manner of Effecting the Distribution beginning on page 27.

Q: WHERE WILL MY CITADEL SHARES BE TRADED?

A: We anticipate that Citadel's shares will be listed on the Over The Counter Bulletin Board under a symbol to be assigned by the OTCBB prior to the commencement of trading. Trading of the Citadel shares may commence on a when-issued basis prior to the Distribution. See The Distribution -- Listing and Trading of the Citadel Shares beginning on page 27.

Q: WHAT IF I WANT TO BUY OR SELL CT HOLDINGS SHARES OR CITADEL SHARES?

A: You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. Neither Citadel nor CT Holdings makes recommendations on the purchase, retention or sale of shares of CT Holdings common stock or Citadel common stock.

                                       (i)

If you do decide to buy or sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to buy or sell CT Holdings common stock or Citadel common stock, or both. The following information may be helpful in discussions with your stockbroker, bank or other nominee.

There is not currently a public market for the Citadel common stock, although a when-issued market may develop prior to completion of the Distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but is not yet issued or available. Even though when-issued trading may develop, none of these trades would settle prior to the effective date of the Distribution, and if the Distribution does not occur, all when-issued trading will be null and void. On the first trading day following the date of the Distribution, when-issued trading in respect of Citadel's common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. We anticipate that Citadel's shares will be listed on the Over The Counter Bulletin Board under a symbol to be assigned by the OTCBB prior to the commencement of trading.

CT Holdings' common stock may also trade on a when-issued basis on the Over The Counter Bulletin Board, reflecting an assumed post-Distribution value for CT Holdings common stock. When-issued trading in CT Holdings common stock, if available, could last from on or about the later to occur of (1) the record date or (2) the effectiveness of the registration statement filed by Citadel with the Securities and Exchange Commission, through the effective date of the Distribution. If when-issued trading in CT Holdings common stock is available, CT Holdings stockholders may trade CT Holdings common stock prior to the effective date of the Distribution in either the when-issued market or in the regular market for CT Holdings common stock. If a stockholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of CT Holdings common stock the Citadel common stock that he receives in the Distribution. If a stockholder trades in the regular market, the shares of CT Holdings common stock traded will be accompanied by due bills representing the Citadel common stock to be distributed in the Distribution. If when-issued trading in CT Holdings common stock is not available, neither the CT Holdings common stock nor the due bills may be purchased or sold separately during the period from the record date through the effective date of the Distribution.

If a when-issued market for CT Holdings common stock develops, an additional listing for CT Holdings common stock will appear on the Over The Counter Bulletin Board. Differences will likely exist between the combined value of when-issued Citadel common stock plus when-issued CT Holdings common stock and the price of CT Holdings common stock during this period.

Purchases and sales of CT Holdings common stock with the right to receive shares of Citadel common stock should generally settle in the customary three business day settlement period. Purchases and sales of CT Holdings common stock without the right to receive shares of the Citadel common stock and purchases and sales of Citadel common stock without the right to receive CT Holdings common stock are expected to settle four business days following the date account statements for the Citadel shares are mailed. You should check with your stockbroker, bank or other nominee for details. See The Distribution -- Listing and Trading of the Citadel Shares beginning on page 27.

Q: HOW WILL THE DISTRIBUTION AFFECT THE AMOUNT OF DIVIDENDS ON MY CT HOLDINGS SHARES?

A: CT Holdings has not paid cash dividends in the past, and we anticipate that following the Distribution, neither Citadel nor CT Holdings will pay cash dividends. However, no formal action has been taken with respect to future dividends, and the declaration and payment of dividends by Citadel and CT Holdings will be at the sole discretion of their respective boards of directors. See Dividends on page 53.

Q: WILL I HAVE TO PAY TAXES ON THE CITADEL SHARES THAT I RECEIVE?

A: CT Holdings and Citadel intend for the Distribution to be tax-free for U.S. federal income tax purposes. Neither CT Holdings nor Citadel have sought or received opinions from their counsel or independent public accountants as to the U.S. federal income tax or other tax consequences of the receipt of Citadel shares by CT Holdings stockholders. Neither CT Holdings nor Citadel has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the Distribution. No assurance can be given that the Internal Revenue Service or the courts will agree that the distribution is tax-free. You may have to pay taxes if you sell your Citadel or CT Holdings shares. In addition, you may have to pay taxes on any shares that you receive as a result of the rounding up of fractional shares. You are advised to consult your own tax advisor as to the specific tax consequences of the Distribution. See Risk Factors -- Failure to Qualify as a Tax-Free Transaction Could

                                      (ii)

Result in Substantial Liability beginning on page 18 and The Distribution -- Federal Income Tax Consequences of the Distribution beginning on page 30.

Q: WILL THERE BE ANY CHANGE IN THE UNITED STATES FEDERAL TAX BASIS OF MY CT HOLDINGS SHARES AS A RESULT OF THE DISTRIBUTION?

A: Yes, your tax basis in your CT Holdings shares will be reduced. If you are the record holder of your CT Holdings shares, you will receive information with your account statement that will help you calculate the adjusted tax basis for your CT Holdings shares, as well as the tax basis for your Citadel shares. If you are not the record holder of your CT Holdings shares because your shares are held on your behalf by your stockbroker or other nominee, you should contact your stockbroker or nominee for help in determining the tax basis for your CT Holdings shares, as well as the tax basis for your Citadel shares. See The Distribution -- Federal Income Tax Consequences of the Distribution beginning on page 30.

Q: WHERE CAN I GET MORE INFORMATION?

A: If you have any questions relating to the mechanics of the Distribution and the delivery of account statements, you can contact the Distribution Agent:

ComputerShare Trust Company
12039 West Alameda Parkway, Suite Z-2
Lakewood, Colorado 80228
Phone: (303) 986-5400
Attention: Shareholder Services

For other questions related to the Distribution, CT Holdings or Citadel, please contact Investor Relations at CT Holdings, at (214) 520-9292.

After the Distribution, Citadel stockholders with inquiries relating to the Distribution or their Citadel Shares should contact:

ComputerShare Trust Company
12039 West Alameda Parkway, Suite Z-2
Lakewood, Colorado 80228
Phone: (303) 986-5400
Attention: Shareholder Services

After the Distribution, CT Holdings stockholders with inquiries relating to the Distribution or their investment in CT Holdings should contact:

CT Holdings, Inc.
3811 Turtle Creek Boulevard, Suite 770
Dallas, Texas 75219
Attention: Investor Relations
(214) 520-9292

After the Distribution, Citadel stockholders with inquiries relating to the Distribution or their investment in Citadel should contact:

Citadel Security Software Inc.
3811 Turtle Creek Boulevard, Suite 770
Dallas, Texas 75219
Attention: Investor Relations
(214) 520-9292

                                      (iii)

                                     SUMMARY

This summary highlights selected information from this information statement and may not contain all of the information that is important to you. To better understand the distribution of our common stock to CT Holdings stockholders and the business and financial position of our company, you should review this entire document carefully, including the risks described beginning on page 8 and the financial statements and the notes thereto beginning on page F-1. This information statement assumes that the Over The Counter Bulletin Board has approved the listing of our common stock.

                    WHY CT HOLDINGS SENT THIS DOCUMENT TO YOU

CT Holdings, Inc. (CT Holdings) sent you this document because you were an owner of CT Holdings common stock on the record date. This entitles you to receive a pro rata distribution of one (1) share of common stock of Citadel Security Software Inc. (Citadel), which is currently a wholly owned subsidiary of CT Holdings, for every four (4) CT Holdings shares you owned on that date. This distribution, frequently referred to as a spin-off, is referred to in this information statement as the Distribution. No action is required on your part to participate in the Distribution and you do not have to pay cash or other consideration to receive your Citadel shares.

This document describes Citadel's businesses, the relationship between CT Holdings and Citadel, and how this transaction benefits CT Holdings and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the Citadel shares that you will receive in the Distribution. You should be aware of certain risks relating to the Distribution and Citadel's businesses, which are described in this document beginning on page 8.

                               CITADEL'S BUSINESS

Citadel will own and operate the security software business of CT Holdings following the Distribution. This business represented approximately 18.5% of CT Holdings' consolidated assets and 100% of CT Holdings' consolidated revenues as of and for the ten months ended December 31, 2000. Following the Distribution, CT Holdings' operations will consist of the equity interests in its incubation holdings, Parago and River Logic, and CT Holdings' related business development operations, including potential future acquisitions.

Citadel will continue to develop, market and license the Citadel Security line of security software. Our Citadel Security security and privacy software is designed to address the need for security inside the firewall. CT Holdings announced in November 2001 its intention to spin off its Citadel Security division to its shareholders upon effectiveness of required Securities and Exchange Commission filings and final approval by the Board of Directors of the terms and conditions of the distribution, including the assets and liabilities to be distributed and the desirability or requirement of any shareholder approval.

Our products, Hercules, WinShield Secure PC and NetOFF, enable companies to remediate vulnerabilities and enforce security policies from a single point of control across multiple operating systems and platforms. Our software products provide the flexibility and scalability that security administrators are demanding for managing security policies within their computing environments. These security policies operate inside the firewall and are designed to secure computers against unauthorized configuration changes and software installations, which cause the majority of system vulnerabilities.

We intend to position our new product, Hercules, as our flagship product. Hercules is our vulnerability remediation software that provides an automated remediation solution for corporate and government computing environments, and we believe it is the only solution that can automatically identify and deploy the appropriate patches and fixes to repair the vulnerability, and enhance the security of the computing environment. We released Hercules for beta testing in December 2001 and expect to release Hercules for commercial availability in the first quarter of 2002. We have filed a provisional patent application with respect to some of our business applications and intellectual property rights related to our Hercules software.

WinShield Secure PC provides desktop security and access control for computers, and its advanced set of features allows users to apply security policies to users or groups of users within an organization. Secure PC provides a rich feature set that can prevent users from accidentally or deliberately changing configuration settings on their computer that can result in downtime or loss of data or expose the computer or network to security vulnerabilities. Secure PC also provides hardening of system files that deliver the first line of defense against viruses, malicious code and unauthorized access or theft of confidential information. In addition, Secure PC can be configured to provide additional protection against viruses by protecting operating system files, application executable files and other system components that are typical targets of worms, Trojan horses or other malicious viruses.

NetOFF is designed to protect a network by shutting down unattended client PCs automatically after a specified period of inactivity. Network administrators may also use NetOFF to shut down PCs to enhance backup operations or assist with the distribution of new software and anti-viral updates. The product ensures an orderly shutdown by automatically closing all open files and applications on the PC and saving the information.

Hercules, WinShield Secure PC and NetOFF enforce policies recently mandated by the Health Insurance Portability and Accountability Act (HIPAA) and Gramm-Leach-Bliley legislation, which impose strict new security and privacy requirements on the health care and financial industries, respectively.

Citadel Security customers and alliances include SBC Communications, IBM Global Services, Washington Mutual Bank, Merrill Lynch, EBSCO Information Services, the U.S. Navy, and numerous health care, education and corporate clients. In December 2001, we entered into a Master Services Agreement with SBC Services (a division of SBC Communications), pursuant to which our products will be made available to SBC for distribution directly by SBC to its customers, and through SBC for joint revenue campaigns.

In addition to our current product offerings, we are also developing additional features and functions for our existing products that we anticipate launching in 2002.

We received a report from our independent auditors for our fiscal year ended December 31, 2000 containing an explanatory paragraph that describes the uncertainty regarding our ability to continue as a going concern due to our historical negative cash flow and because, as of the date they rendered their opinion, we did not have access to sufficient committed capital to meet our projected operating needs for at least the next 12 months. Please see Management's Discussion and Analysis -- Liquidity and Capital Resources and Note A to our financial statements which discuss some of the conditions that could impact our ability to continue operations under the current business conditions.

                           SUMMARY OF THE DISTRIBUTION

Distributing company
                           CT Holdings, Inc., a Delaware corporation. As used in this information statement, the term CT Holdings includes CT Holdings, Inc. and its wholly-owned and majority-owned subsidiaries, other than our company, as of the relevant date, unless the context otherwise requires.

Distributed company
                           Citadel Security Software Inc., a Delaware corporation. As used in this information statement, the terms Citadel, Citadel Security, we, our, us and similar terms means Citadel Security Software Inc., as of the relevant date, unless the context otherwise requires.

Citadel shares to be
   distributed
                           CT Holdings will distribute to CT Holdings stockholders an aggregate of approximately 15,000,000 shares of common stock, par value $.01 per share, of Citadel, based on approximately 60,000,000 CT Holdings shares outstanding on the record date (assuming CT Holdings options and convertible securities are exercised or converted prior to the record date). The Citadel Shares to be distributed will constitute 100% of the Citadel Shares outstanding after the Distribution. Immediately following the Distribution, CT Holdings and its subsidiaries will not own any Citadel Shares and Citadel will be an independent public company.

Record date
                           If you owned CT Holdings shares at the close of business on January 21, 2002 (the Record Date), then you will receive Citadel Shares in the Distribution. This record date may change based on the timing of the effectiveness of the registration statement, of which this information statement is a part, with the Securities and Exchange Commission.

Distribution date
                           We currently anticipate that the Distribution will occur at 11:59 p.m., Dallas time, on February 5, 2002 (the Distribution Date). If you are a record holder of CT Holdings stock, instead of physical stock certificates you will receive from Citadel's transfer agent shortly after February 5, 2002 a statement of your book entry account for the Citadel Shares distributed to you. If you are not a record holder of CT Holdings stock because such shares are held on your behalf by your stockbroker or other nominee, your Citadel Shares should be credited to your account with your stockbroker or other nominee on or about February 5, 2002. Following the Distribution, you may request physical stock certificates if you wish, and instructions for making that request will be furnished with your account statement.

Distribution
                           On the distribution date, the distribution agent identified below will begin distributing certificates representing our common stock to CT Holdings stockholders. You will not be required to make any payment or take any other action to receive your shares of our common stock. The distributed shares of our common stock will be freely transferable unless you are one of our affiliates.

Distribution ratio
                           You will receive one (1) share of Citadel common stock for every four (4) shares of CT Holdings common stock you held on the record date.

Distribution agent
                           ComputerShare Trust Company.

Transfer Agent and
    Registrar for
   the Citadel Shares
                           ComputerShare Trust Company.

Fractional shares of our
   common stock
                           CT Holdings will not distribute any fractional shares of Citadel Security common stock. In lieu of distributing a fraction of a share of our common stock to any CT Holdings stockholder, fractional shares will be rounded up to the next higher whole number of shares.

Trading market
                           We anticipate that our common stock will be approved for listing on the Over The Counter Bulletin Board under a symbol to be assigned by the OTCBB prior to commencement of trading. No public trading market for our common stock currently exists. However, a trading market for the entitlement to receive shares of our common stock in the distribution, referred to as a when-issued market, may develop on or shortly before the record date for the distribution.

Dividend policy
                           We currently do not intend to pay cash dividends on our common stock.

Risk factors
                           The distribution and ownership of our common stock involve various risks. You should read carefully the factors discussed under Risk Factors beginning on page 8.

Primary purposes for the
   Distribution
                           The CT Holdings board of directors believes that the distribution is in the best interests of CT Holdings, our company and the CT Holdings stockholders. The CT Holdings board expects that, as a result of the Distribution, each company will have improved access to capital, a more focused team of management and employees, and management incentives linked more directly to the objective performance of that company's stock in the public markets. CT Holdings' board of directors and management believe that separating the security software business from the rest of CT Holdings' operations will enhance value for CT Holdings stockholders and give Citadel the financial and operational flexibility to take advantage of growth opportunities in the security software business. CT Holdings' board of directors and management believe that the Distribution will enhance the ability of each of Citadel and CT Holdings to focus on strategic initiatives and new business opportunities, improve cost structures and operating efficiencies and design equity-based compensation programs targeted to its own performance. In addition, CT Holdings' board of directors believes that the transition to an independent company will heighten Citadel management's focus, provide Citadel with greater access to capital, and allow the investment community to measure Citadel's performance relative to its peers. The security software business also has some important traits that make this business distinct from CT Holdings' other operations with respect to markets, products, capital needs and plans for growth. For a more detailed discussion of the reasons for the Distribution, see The Distribution -- Reasons for the Distribution beginning on page 26.

Federal income tax
    consequences
                           CT Holdings and Citadel intend for the Distribution to be tax-free for U.S. federal income tax purposes. Neither CT Holdings nor Citadel have sought or received opinions from their counsel or independent public accountants as to the U.S. federal income tax or other tax consequences of the receipt of Citadel shares by CT Holdings stockholders. Neither CT Holdings nor Citadel has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the Distribution. No assurance can be given that the Internal Revenue Service or the courts will agree that the distribution is tax-free. You may have to pay taxes if you sell your Citadel or CT Holdings shares. You are advised to consult your own tax advisor as to the specific tax consequences of the Distribution. See Risk Factors -- Failure to Qualify as a Tax-Free Transaction Could Result in Substantial Liability beginning on page 18 and The Distribution -- Federal Income Tax Consequences of the Distribution beginning on page 30.

Our relationship with
   CT Holdings
   after the distribution
                            After the distribution, CT Holdings and our company will be separate, independent, publicly owned companies. Prior to the Distribution, CT Holdings and Citadel have entered or will enter into agreements to transfer to Citadel selected assets and liabilities of CT Holdings related to Citadel's business, to arrange for the temporary continued provision of certain services by each company to the other, to make arrangements for the Distribution and to define the ongoing relationships between CT Holdings and Citadel. Citadel will sublease office space from CT Holdings on a temporary basis after the Distribution, and the companies will provide certain services to each other on a transitional basis. In addition, CT Holdings and Citadel will enter into an agreement providing for the sharing of taxes incurred by them prior to the Distribution and providing certain indemnification rights with respect to tax matters. After the Distribution, four of our five directors will also be directors of CT Holdings, and our Chief Executive Officer will also be the Chief Executive Officer of CT Holdings. After the Distribution, CT Holdings and Citadel will not have any other material contracts or other arrangements between them other than arrangements made on an arm's length basis. See Relationship Between CT Holdings and Citadel Following the Distribution beginning on page 32.

Board of Directors
   of Citadel
                            After the Distribution, Citadel is expected to have an initial board of five directors, classified into three classes. After their initial term, directors of each class will serve three-year terms. Each person expected to serve on Citadel's initial board of directors is currently a director of CT Holdings, other than Major General (Ret.) Jack Leide. Steven
                            B. Solomon, Lawrence Lacerte, Phillip J. Romano and Chris A. Economou, are expected to remain on CT Holdings' board following the Distribution Date. See Citadel's Management beginning on page 40.

Management of Citadel
                            Some of CT Holdings' current executive officers (including the current senior management of the security software business) will serve as executive officers of Citadel after the Distribution. Each such CT Holdings executive officer, other than Steven B. Solomon, is expected to resign his position with CT Holdings as of the Distribution Date. Mr. Solomon will continue to serve as Chief Executive Officer of CT Holdings and we currently expect that Mr. Solomon will spend approximately one half of his business time on CT Holdings and one half on Citadel. See Citadel's Management beginning on page 40.

Treatment of CT Holdings
  Options
                            On the distribution date, all options to purchase CT Holdings common stock, whether vested or unvested, held by our employees who were former employees of CT Holdings will remain outstanding and will continue to vest and remain exercisable in accordance with their terms so long as the employees are employees of Citadel. In addition, these employees have been granted options to purchase shares of Citadel Security common stock.

Stock plans and related option
 grants
                            We have adopted an equity incentive plan under which we have reserved 1,500,000 shares of common stock for issuance to our employees, officers, directors, consultants and advisors. In addition, outside of plan, we have granted options to purchase an aggregate of 2,445,000 shares of our common stock.

Certain Anti-takeover
  Effects
                           Some of the provisions of Citadel's certificate of incorporation and bylaws may have the effect of making the acquisition of control of Citadel in a transaction not approved by Citadel's board of directors more difficult. Moreover, some of the provisions of the agreement providing for tax disaffiliation and other tax-related matters that Citadel will enter into in connection with the Distribution could discourage potential acquisition proposals. See Risk Factors -- Some Provisions of Citadel's Certificate of Incorporation, Bylaws and the Tax Disaffiliation Agreement May Discourage Takeovers beginning on page 15 and Certain Anti-Takeover Provisions of Citadel's Certificate of Incorporation and Bylaws and Delaware Law beginning on page 53.

Risk Factors
                           You should review the risks relating to the Distribution and Citadel's business described in Risk Factors beginning on page 8.

Stockholder inquiries
                           CT Holdings stockholders with inquiries relating to the distribution should contact the Shareholder Services department of the distribution agent, ComputerShare, by telephone at (303) 986-5400 or CT Holdings, in writing at CT Holdings, Inc., 3811 Turtle Creek Blvd., Suite 770, Dallas, Texas 75219
                           Attention: Investor Relations, or by telephone at
                           (214) 520-9292.

                                   OUR COMPANY

We were incorporated in Delaware in December 1996 as a wholly owned subsidiary of CT Holdings. While CT Holdings and its predecessors have been engaged in the security software business since 1992, our business was formed from the contribution in January 2002 by CT Holdings of its security software assets, liabilities and business. In connection with the CT Holdings reorganization described under The Distribution -- Background and Reasons for the Distribution, CT Holdings reallocated a number of assets and liabilities among CT Holdings and some of its subsidiaries, including our company. These transactions included CT Holdings' transfer to us of its Citadel Technology software and substantially all of the assets and related liabilities of its Citadel Technology business division. The effect of these transactions was to transfer to us all of the assets of CT Holdings that comprise our security software business. In January 2002, we changed our corporate name from Citadel Software Inc. to Citadel Security Software Inc.

Our principal executive offices are located at 3811 Turtle Creek Boulevard, Suite 770, Dallas, Texas 75219, and our telephone number is (214) 520-9292.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Citadel and CT Holdings base these forward-looking statements on their respective expectations and projections about future events, which Citadel and CT Holdings have derived from the information currently available to them. In addition, from time to time, Citadel or CT Holdings or their representatives may make forward-looking statements orally or in writing. Furthermore, forward-looking statements may be included in Citadel's and CT Holdings' filings with the Securities and Exchange Commission or press releases or oral statements made by or with the approval of one of their executive officers. For each of these forward-looking statements, Citadel and CT Holdings claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to future events or Citadel's or CT Holdings' future performance, including but not limited to:

- benefits resulting from the spin-off;

- possible or assumed future results of operations;

- future revenue and earnings; and

- business and growth strategies.

Forward-looking statements are those that are not historical in nature, particularly those that use terminology such as may, could, will, should, likely, expects, anticipates, contemplates, estimates, believes, plans, projected, predicts, potential or continue or the negative of these or similar terms. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, the following important factors with respect to Citadel or CT
Holdings: (1) the uncertainty of general business and economic conditions, including the potential for a more severe slowdown in business and governmental and consumer spending on information technology and software; (2) the impact of competition, both expected and unexpected; (3) adverse developments, outcomes and expenses in either company's legal proceedings; (4) the risk that underlying assumptions or expectations related to the Distribution prove to be inaccurate or unrealized; (5) either company's inability to realize the anticipated benefits of strategic and operational initiatives related to increased productivity, new product development, technological advances, and the achievement of sales growth across the business segments; and (6) those described under Risk Factors beginning on page 8.

Forward-looking statements are only predictions and speak only as of the date they are made. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking events discussed in this information statement and other statements made from time to time by Citadel or CT Holdings or their representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about Citadel and CT Holdings. Except for their ongoing obligations to disclose material information as required by the federal securities laws, Citadel and CT Holdings are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this information statement and in other statements made from time to time by Citadel or CT Holdings or their representatives might not occur.

                                  RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information in this information statement. The following risks relate principally to the Distribution and Citadel's business. The risks and uncertainties described below are not the only ones Citadel will face. Additional risks and uncertainties not presently known to Citadel or that it currently believes to be immaterial may also adversely affect Citadel's business.

If any of the following risks and uncertainties develops into actual events, the business, financial condition or results of operations of Citadel could be materially adversely affected. If that happens, the trading prices of Citadel Shares could decline significantly.

The risk factors below contain forward-looking statements regarding the Distribution and Citadel. Actual results could differ materially from those set forth in the forward-looking statements. See Cautionary Statement Regarding Forward-Looking Statements above.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF NET LOSSES AND WILL NEED ADDITIONAL FINANCING TO CONTINUE AS A GOING CONCERN.

We have incurred recurring operating losses and have a working capital deficiency. We used cash in operations of approximately $556,000 during the nine months ended September 30, 2001. We had a cash balance of approximately $12,000 at September 30, 2001 and current liabilities exceeded current assets by approximately $845,000 at that date. We have been and continue to be dependent upon outside and related party financing to develop and market our software products, perform our business development activities, and provide for ongoing working capital requirements. During the nine months ended September 30, 2001, substantially all of this financing has been provided by related parties.

We expect to generate cash from the sale of our software and will incur costs relating to such operations that may result in a cash deficiency. We will also continue to incur expenses relating to corporate overhead and activities related to our software business and considering additional opportunities.

Achieving positive cashflow is currently highly dependent upon increasing sales of our products. We estimate we will need to raise additional capital to fund our business plan through the remainder of 2002 and substantially greater funds if amounts become due to settle contingent liabilities. We may be required to seek additional funds from related parties, including our directors and officers. Historically, Citadel was funded by CT Holdings, which obtained its funding on a short-term bridge basis from its Chief Executive Officer and directors. While Citadel may seek similar funding in the future, there can be no assurance that such financing will be available, or if available, on terms that we would be willing to accept.

There can be no assurance that management's plans will be successful or what other actions may become necessary. Although we have been successful raising capital in the past as part of CT Holdings, any inability to raise capital may require us to reduce the level of our operations. Such actions could have a material adverse effect on our business and operations and result in charges that could be material to our business and results of operations.

CITADEL STOCKHOLDERS MAY EXPERIENCE SIGNIFICANT DILUTION IF FUTURE EQUITY OFFERINGS ARE USED TO FUND OPERATIONS OR ACQUIRE COMPLEMENTARY BUSINESSES OR AS A RESULT OF OPTION EXERCISES

If future acquisitions are financed through the issuance of equity securities, Citadel stockholders could experience significant dilution. In addition, securities issued in connection with future financing activities or potential acquisitions may have rights and preferences senior to the rights and preferences of the Citadel Shares.

Citadel has granted options to purchase Citadel Shares to CT Holdings employees who become Citadel employees and Citadel will grant additional options in the future. Currently, Citadel anticipates that options to purchase approximately 2,445,000 Citadel Shares will be outstanding immediately following the Distribution. The issuance of Citadel Shares upon the exercise of these options may result in dilution to the Citadel stockholders.

CITADEL HAS NO OPERATING HISTORY AS AN INDEPENDENT PUBLIC COMPANY AND MAY BE UNABLE TO OPERATE PROFITABLY AS A STAND-ALONE COMPANY

Although CT Holdings and its predecessors have operated as a reporting public company since 1994 and sold security software since 1992, Citadel does not have an operating history as an independent public company. Historically, since the businesses that comprise each of Citadel and CT Holdings have been under one ultimate parent, they have been able to rely, to some degree, on the earnings, assets, and cash flow of each other for capital requirements. After the Distribution, Citadel will be able to rely only on the security software business for such requirements. The security software business has operated at a loss in the past for CT Holdings, and there can be no assurance that, as an independent company, such losses will not continue or increase. Additionally, Citadel's business has relied on CT Holdings for various financial, administrative and managerial expertise in conducting its operations. Following the Distribution, Citadel will maintain its own credit and banking relationships and perform its own financial and investor relations functions. While a significant number of key employees of CT Holdings will be employed by Citadel following the Distribution, there can be no assurance that Citadel will be able to successfully put in place the financial, administrative and managerial structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management's time and other resources.

CITADEL'S HISTORICAL FINANCIAL INFORMATION MAY BE OF LIMITED RELEVANCE

The financial statements of Citadel include the accounts of the security software division of CT Holdings' operations and have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States and present Citadel's financial position, results of operations, and cash flows as derived from CT Holdings' historical financial statements. Certain CT Holdings assets, liabilities and expenses have been allocated to Citadel based on an estimate of the proportion of corporate amounts allocable to Citadel, using such factors as revenues, number of employees, and other relevant factors. In the opinion of Citadel's management, the allocations have been made on a reasonable basis. Citadel's management believes that all amounts allocated to Citadel are a reasonable representation of the costs that would have been incurred if Citadel had performed these functions as a stand-alone company.

The historical financial information included in this information statement does not reflect the results of operations, financial position and cash flows of Citadel in the future and only estimates the results of operations, financial position and cash flows of Citadel had it operated as a separate stand-alone entity during the periods presented. The financial information included herein does not reflect any changes that may occur in the funding and operations of Citadel as a result of the Distribution.

OUR EARNINGS AND STOCK PRICE ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

Due to the factors noted in this information statement, our earnings and stock price have been and may continue to be subject to significant volatility, particularly on a quarterly basis. We have previously experienced shortfalls in revenue and earnings from levels expected by investors, which have had an immediate and significant adverse effect on the trading price of our common stock. This may occur again in the future.

IF WE LOSE THE SERVICES OF ANY OF OUR KEY PERSONNEL, INCLUDING OUR CHIEF EXECUTIVE OFFICER OR OUR DIRECTORS, OUR BUSINESS MAY SUFFER.

We are dependent on our key officers, including Steven B. Solomon, our Chairman and Chief Executive Officer, our directors, and our key employees in our finance, technology, sales and marketing operations. Our business could be negatively impacted if we were to lose the services of one or more of these persons.

MEMBERS OF CITADEL'S BOARD OF DIRECTORS AND MANAGEMENT MAY HAVE CONFLICTS OF INTEREST AFTER THE DISTRIBUTION

Members of the board of directors and management of Citadel will own shares of both Citadel and CT Holdings common stock after the Distribution because of their prior relationship and, in some cases, continuing relationships as directors or executive officers with CT Holdings. In addition, four of the five initial directors of Citadel will also be directors of CT Holdings, and the Chief Executive Officer of Citadel will also continue to serve as Chief Executive Officer of CT Holdings. These relationships could create, or appear to create, potential conflicts of interest when Citadel's directors and management are faced with decisions that could have different implications for Citadel and CT Holdings. Examples of these types of decisions might include the resolution of disputes arising out of the agreements governing the relationship between CT Holdings and Citadel following the Distribution. Also, the appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public's perception of Citadel following the Distribution.

OUR INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE AND WE WILL NEED TO ADAPT OUR DEVELOPMENT TO THESE CHANGES.

We participate in a highly dynamic industry characterized by rapid change and uncertainty relating to new and emerging technologies and markets. Future technology or market changes may cause some of our products to become obsolete more quickly than expected.

INTRODUCTION OF NEW OPERATING SYSTEMS MAY CAUSE SIGNIFICANT FLUCTUATIONS IN OUR FINANCIAL RESULTS AND STOCK PRICE.

If we are unable to successfully and timely develop products that operate under existing or new operating systems, or if pending or actual releases of the new operating systems delay the purchase of our products, our future net revenues and operating results could be materially adversely affected. Additionally, as hardware vendors incorporate additional server-based network management and security tools into network operating systems, the demand may decrease for some of our products, including those currently under development.

THE TREND TOWARD CONSOLIDATION IN OUR INDUSTRY MAY IMPEDE OUR ABILITY TO COMPETE EFFECTIVELY.

As consolidation in the software industry continues, fewer companies dominate particular markets, changing the nature of the market and potentially providing consumers with fewer choices. Also, many of these companies offer a broader range of products than us, ranging from desktop to enterprise solutions. We may not be able to compete effectively against these competitors. Furthermore, we may use strategic acquisitions, as necessary, to acquire technology, people and products for our overall product strategy. As part of CT Holdings, we have completed a number of acquisitions and dispositions of technologies, companies and products and may acquire and dispose of other technologies, companies and products in the future. The trend toward consolidation in our industry may result in increased competition in acquiring these technologies, people or products, resulting in increased acquisition costs or the inability to acquire the desired technologies, people or products. Any of these changes may have a significant adverse effect on our future revenues and operating results.

WE FACE INTENSE PRICE-BASED COMPETITION FOR LICENSING OF OUR PRODUCTS.

Price competition is often intense in the software market, especially for security software products. Many of our competitors have significantly reduced the price of their products. Price competition may continue to increase and become even more significant in the future, resulting in reduced profit margins.

WE MUST EFFECTIVELY ADAPT TO CHANGES IN THE DYNAMIC TECHNOLOGICAL ENVIRONMENT OF THE INTERNET IN A TIMELY MANNER.

Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of use, accessibility, quality of service or potential tax or other government regulation, remain unresolved and may affect the use of the Internet as a medium to distribute or support our software products and the functionality of some of our products. If we are unsuccessful in timely assimilating changes in the Internet environment into our business operations and product development efforts, our future net revenues and operating results could be adversely affected.

WE MAY BE UNSUCCESSFUL IN UTILIZING NEW DISTRIBUTION CHANNELS.

We currently offer products over the Internet, among other channels. We may not be able to effectively adapt our existing, or adopt new, methods of distributing our software products utilizing the rapidly evolving Internet and related technologies. The adoption of new channels may adversely impact existing channels and/or product pricing, which may reduce our future revenues and profitability.

PRODUCT RETURNS MAY AFFECT OUR NET REVENUES.

Product returns can occur when we introduce upgrades and new versions of products or when distributors or retailers have excess inventories. Our return policy allows distributors, subject to various limitations, to return products in exchange for new products or for credit towards future products. End users may return our products through dealers and distributors within a reasonable period from the date of license for a full refund. In addition, retailers may return older versions of our products. We estimate and maintain reserves for product returns. However, future returns could exceed the reserves we have established, which could have a material adverse affect on our operating results.

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OUR INCREASED USE OF SITE LICENSES MAY INCREASE FLUCTUATIONS IN OUR FINANCIAL
RESULTS AND COULD AFFECT OUR BUSINESS.

We offer corporate site licenses through the distribution channel and through corporate resellers. We are increasingly emphasizing licenses to corporations and small businesses through volume licensing agreements. These licensing arrangements tend to involve a longer sales cycle than other distribution channels, require greater investment of resources in establishing the enterprise relationship and can sometimes result in lower operating margins. The timing of the execution of volume licenses, or their non-renewal or renegotiation by large customers, could cause our results of operations to vary significantly from quarter to quarter and could have a material adverse impact on our results of operations. In addition, if the corporate marketplace grows and becomes a larger component of the overall marketplace, we may not be successful in expanding our corporate segment to take advantage of this growth.

WE DEPEND ON DISTRIBUTION BY VALUE ADDED RESELLERS AND DISTRIBUTORS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

We distribute some of our products through value added resellers and distributors under arrangements through which our products are included with these resellers' and distributors hardware and software products prior to delivery of their products by them through retail channels. If we are unsuccessful in maintaining our current relationships and securing license agreements with additional value added resellers and distributors, or if these resellers and distributors are unsuccessful in selling their products, our future net revenues and operating results may be adversely affected.

THE RESULTS OF OUR RESEARCH AND DEVELOPMENT EFFORTS ARE UNCERTAIN.

We believe that we will need to make significant research and development expenditures to remain competitive. While we perform extensive usability and beta testing of new products, the products we are currently developing or may develop in the future may not be technologically successful. If they are not technologically successful, our resulting products may not achieve market acceptance and our products may not compete effectively with products of our competitors currently in the market or introduced in the future.

THE LENGTH OF THE PRODUCT DEVELOPMENT CYCLE IS DIFFICULT TO PREDICT.

The length of our product development cycle has generally been greater than we originally expected. We are likely to experience delays in future product development. These delays could have a material adverse affect on the amount and timing of future revenues.

WE MUST MANAGE AND RESTRUCTURE OUR OPERATIONS EFFECTIVELY.

We continually evaluate our product and corporate strategy. We have in the past undertaken and will in the future undertake organizational changes and/or product and marketing strategy modifications. These organizational changes increase the risk that objectives will not be met due to the allocation of valuable limited resources to implement changes. Further, due to the uncertain nature of any of these undertakings, these efforts may not be successful and we may not realize any benefit from these efforts.

WE MUST ATTRACT AND RETAIN PERSONNEL WHILE COMPETITION FOR PERSONNEL IN OUR INDUSTRY IS INTENSE.

We believe that our future success will depend in part on our ability to recruit and retain highly skilled management, sales and marketing and technical personnel. Competition in recruiting personnel in the software industry is intense. To accomplish this, we believe that we must provide personnel with a competitive compensation package, including stock options, which may require ongoing stockholder approval.

OUR SOFTWARE MAY BE SUBJECT TO DEFECTS AND PRODUCT LIABILITY.

Software products frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. We have not experienced any material adverse effects resulting from any of these defects or errors to date and we test our products prior to release. Nonetheless, defects and errors could be found in current versions of our products, future upgrades to current products or newly developed and released products. Software defects could result in delays in market acceptance or unexpected reprogramming costs, which could materially adversely affect our operating results. Most of our license agreements with customers contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that these provisions limiting our liability may not be valid as a result of federal, state, local or foreign laws or ordinances or unfavorable judicial decisions. A successful product liability claim could have a material adverse affect on our business, operating results and financial condition.

OUR SOFTWARE PRODUCTS AND WEB SITE MAY BE SUBJECT TO INTENTIONAL DISRUPTION.

While we have not been the target of software viruses or other attacks specifically designed to impede the performance of our products or disrupt our Web site, such viruses or other attacks could be created and deployed against our products or Web site in the future. Similarly, experienced computer programmers, or hackers, may attempt to penetrate our network security or the security of our Web site from time to time. A hacker who penetrates our network or Web site could misappropriate proprietary information or cause interruptions of our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by virus creators and hackers.

WE RELY ON THIRD PARTY TECHNOLOGIES.

Our software products are designed to run on multiple operating systems and integrate with security products from other vendors. Although we believe that the target operating systems and products are and will be widely utilized by businesses in the corporate market, no assurances can be given that these businesses will actually adopt such technologies as anticipated or will not in the future migrate to other computing technologies that we do not support. Moreover, if our products and technology are not compatible with new developments from these companies, as to which there can be no assurances, our business, results of operations and financial condition could be materially and adversely affected.

WE RELY ON OUTSIDE RESEARCH ORGANIZATIONS.

With respect to security vulnerability research, we have contracted with Security Focus to provide updated vulnerability research data in addition to our own research efforts. Our own research team uses publicly available research to find information on vulnerabilities and their attributes. There can be no assurance that Security Focus or the publicly available sites will continue to operate as a going concern and that the data they provide will be delivered without interruption.

WE FACE AGGRESSIVE COMPETITION IN MANY AREAS OF OUR BUSINESS, AND OUR BUSINESS WILL BE HARMED IF WE FAIL TO COMPETE EFFECTIVELY.

We encounter aggressive competition from numerous competitors in many areas of our business. Many of our current and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we have. We may not be able to compete effectively with these competitors. To remain competitive, we must develop new products and periodically enhance our existing products in a timely manner. We anticipate that we may have to adjust the prices of many of our products to stay competitive. In addition, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends that reduce the value of these product lines.

The market in which we compete is influenced by the strategic direction of major computer hardware manufacturers and operating system software providers. Our competitiveness depends on our ability to enhance existing products and to offer successful new products on a timely basis. We have limited resources and must restrict product development efforts to a relatively small number of projects.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, WHICH COULD CAUSE OUR STOCK PRICE TO DECREASE.

We have been subject to substantial fluctuations in quarterly net revenues and operating results, and these fluctuations may occur in the future. Fluctuations may be caused by a number of factors, including:

 . the timing and volume of customer orders, customer cancellations, and reductions in orders by our distributors;

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

 . the timing and amount of our expenses;

 . the introduction of competitive products by existing or new competitors;

 . reduced demand for any given product;

 . seasonality in the end-of-period buying patterns of foreign and domestic software markets; and

 . the market's transition between operating systems.

Due to these factors, forecasts may not be achieved, either because expected revenues do not occur or because they occur at lower prices or on terms that are less favorable to us. In addition, these factors increase the chances that our results could diverge from the expectations of investors and analysts. If so, the market price of our stock would likely decrease.

OUR MANAGEMENT TEAM IS NEW AND ITS WORKING RELATIONSHIPS ARE UNTESTED.

We have only recently assembled our management team, as part of the distribution and changes in our operating structure. Members of our management team have generally worked with each other in the past, although we cannot assess at this time the effectiveness of their working relationships after the distribution.

WE RELY ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

We regard our software as proprietary and underlying technology as proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and copyright, patent, trademark and trade secret laws. However, we do not employ technology to prevent copying of our products. Third parties may copy aspects of our products or otherwise obtain and use our proprietary information without authorization or develop similar technology independently.

We do not have any patents or statutory copyrights on any of our proprietary technology that we believe to be material to our future success. Although we have filed a provisional patent application with respect to some of our business applications and intellectual property rights related to our Hercules software, we have been issued no patents and we cannot assure you that any will be issued from our provisional patent application. Our future patents, if any, may be successfully challenged and may not provide us with any competitive advantages. We may not develop proprietary products or technologies that are patentable and other parties may have prior claims.

In selling our products, we rely primarily on shrink wrap licenses that are not signed by licensees, and, therefore, such licenses may be unenforceable under the laws of some jurisdictions. In addition, existing copyright laws afford limited practical protection. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the United States.

Patent, trademark and trade secret protection is important to us because developing and marketing new technologies and products is time-consuming and expensive. We do not own any U.S. or foreign patents or registered intellectual property. We may not obtain issued patents or other protection from any future patent applications owned by or licensed to us.

Our competitive position is also dependent upon unpatented trade secrets. Trade secrets are difficult to protect. Our competitors may independently develop proprietary information and techniques that are substantially equivalent to ours or otherwise gain access to our trade secrets, such as through unauthorized or inadvertent disclosure of our trade secrets.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology substantially equivalent or superseding proprietary technology. Furthermore, there can be no assurance that any confidentiality agreements between us and our employees will provide meaningful protection of our proprietary information, in the event of any unauthorized use or disclosure thereof. Any legal action that we may bring to protect proprietary information could be expensive and may distract management from day-to-day operations.

WE MAY BECOME INVOLVED IN LITIGATION, WHICH MAY RESULT IN SUBSTANTIAL EXPENSE AND MAY DIVERT OUR ATTENTION FROM THE IMPLEMENTATION OF OUR BUSINESS STRATEGY.

We believe that the success of our business depends, in part, on obtaining intellectual property protection for our products, defending our intellectual property once obtained and preserving our trade secrets. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense and diversion of our attention from our business, and may not adequately protect our intellectual property rights.

In addition, we may be sued by third parties which claim that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in technology patents involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, place a significant strain on our financial resources, divert management resources and harm our reputation. Such claims could result in awards of substantial damages, which could have a significant adverse impact on our results of operations. In addition, intellectual property litigation or claims could force us to:

- cease licensing, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue;

- obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

- redesign our products, which would be costly and time-consuming.

From time to time, we may be subject to legal claims incidental to our business. We may suffer an unfavorable outcome as a result of one or more claims. We do not expect the final resolution of these claims to have a material adverse effect on our financial position, individually or in the aggregate. However, depending on the amount and timing of unfavorable resolutions of claims against us, or the costs of settlement or litigation, our future results of operations or cash flows could be materially adversely affected.

CT Holdings is a party to some legal proceedings, to which Citadel is not a party. If a court in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, were to find that at the time CT Holdings effected the Distribution, CT Holdings or Citadel (1) was insolvent;
(2) was rendered insolvent by reason of the Distribution; (3) was engaged in a business or transaction for which their respective remaining assets constituted unreasonably small capital; or (4) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured, such court may be asked to void the Distribution (in whole or in part) as a fraudulent conveyance and require that the stockholders return the Citadel Shares (in whole or in part) to CT Holdings or require Citadel to fund certain liabilities for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, CT Holdings or Citadel would be considered insolvent if the fair value of their respective assets were less than the amount of their respective liabilities or if they incurred debt beyond their ability to repay such debt as it matures.

See Our Business -- Legal Proceedings.

CITADEL MAY INCUR INCREASED EXPENSES IF THE TRANSITION SERVICES AGREEMENT WITH CT HOLDINGS IS TERMINATED

In connection with the Distribution, Citadel will enter into a transition services agreement with CT Holdings. This agreement will provide that CT Holdings and Citadel will provide each other services in such areas as information management and technology, employee benefits administration, payroll, financial accounting and reporting, claims administration and reporting, and other areas where CT Holdings and Citadel may need transitional assistance and support following the Distribution. The agreement will generally extend for one year after the Distribution, but may be terminated earlier under certain circumstances, including a default. If the agreement is terminated, Citadel may be required to obtain such services from a third party or increase its headcount to provide such services. This could be more expensive than the fees which Citadel will be required to pay under the transition services agreement.

SOME PROVISIONS OF CITADEL'S CERTIFICATE OF INCORPORATION, BYLAWS AND THE TAX DISAFFILIATION AGREEMENT MAY DISCOURAGE TAKEOVERS

Citadel's certificate of incorporation and bylaws contain some anti-takeover provisions that may make more difficult or expensive or that may discourage a tender offer, change in control or takeover attempt that is opposed by Citadel's board of directors. In particular, Citadel's certificate of incorporation and bylaws:

(1) classify Citadel's board of directors into three groups, so that stockholders elect only one-third of the board each year;

(2) permit stockholders to remove directors only for cause and only by the affirmative vote of at least 80% of Citadel's voting shares;

(3) permit a special stockholders' meeting to be called only by a majority of the board of directors;

(4) do not permit stockholders to take action except at an annual or special meeting of stockholders;

(5) require stockholders to give Citadel advance notice to nominate candidates for election to Citadel's board of directors or to make stockholder proposals at a stockholders' meeting;

(6) permit Citadel's board of directors to issue, without stockholder approval, preferred stock with such terms as the board may determine;

(7) require the vote of the holders of at least 80% of Citadel's voting shares for stockholder amendments to Citadel's bylaws; and

(8) require, for the approval of a business combination with stockholders owning 5% or more of Citadel's voting shares, the vote of at least 50% of Citadel's voting shares not owned by such stockholder, unless certain fair price requirements are met or the business combination is approved by the continuing directors of Citadel.

These provisions of Citadel's certificate of incorporation and bylaws, and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of Citadel, even though a majority of Citadel's stockholders may consider such proposals, if effected, desirable. These provisions could also make it more difficult for third parties to remove and replace the members of Citadel's board of directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in some tender offers, including tender offers at prices above the then-current market value of the Citadel Shares, and may also inhibit increases in the trading price of the Citadel Shares that could result from takeover attempts or speculation.

In connection with the Distribution, Citadel has agreed to indemnify CT Holdings for all taxes and liabilities incurred as a result of Citadel's or an affiliate's post-Distribution action or omission contributing to an Internal Revenue Service determination that the Distribution was not tax-free. Unless CT Holdings effectively rebuts the presumption that a change in control transaction involving Citadel or disposition of Citadel occurring within the four-year period beginning two years prior to the Distribution Date is pursuant to the same plan or series of related transactions as the Distribution, the Internal Revenue Service might determine that the Distribution was not tax-free, giving rise to Citadel's indemnification obligation. These provisions of the tax disaffiliation agreement may have the effect of discouraging or preventing an acquisition of Citadel or a disposition of Citadel's businesses, which may in turn depress the market price for the Citadel Shares.

RISKS RELATING TO THE DISTRIBUTION

THE DISTRIBUTION MAY CAUSE THE TRADING PRICE OF CT HOLDINGS COMMON STOCK TO DECLINE

Following the Distribution, CT Holdings expects that its common stock will continue to be listed and traded on the Over The Counter Bulletin Board under the symbol CITN. There can be no assurance that a trading market will continue for the shares of CT Holdings common stock or develop for the Citadel Shares. As a result of the Distribution, the trading price of CT Holdings common stock immediately following the Distribution may be substantially lower than the trading price of CT Holdings common stock immediately prior to the Distribution. Following the Distribution, CT Holdings' operations will consist of the equity interests in its incubation holdings, Parago and River Logic, and CT Holdings' related business development operations, including potential future acquisitions. These retained businesses represented approximately 81.5% of CT Holdings consolidated assets and 0% of CT Holdings' consolidated revenues as of and for the ten months ended December 31, 2000. Further, the combined trading prices of CT Holdings common stock and the Citadel Shares after the Distribution may be less than the trading price of CT Holdings common stock immediately prior to the Distribution.

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SUBSTANTIAL SALES OF CT HOLDINGS COMMON STOCK MAY HAVE AN ADVERSE IMPACT ON THE
TRADING PRICE OF THE CT HOLDINGS COMMON STOCK

After the Distribution, some CT Holdings stockholders may decide that they do not want shares in a company consisting of the incubation ventures and related business development operations, and may sell their CT Holdings common stock following the Distribution. If CT Holdings stockholders sell large numbers of shares of CT Holdings common stock over a short period of time, or if investors anticipate large sales of CT Holdings common stock over a short period of time, this could adversely affect the trading price of the CT Holdings common stock.

SUBSTANTIAL SALES OF CITADEL SHARES MAY HAVE AN ADVERSE IMPACT ON THE TRADING PRICE OF THE CITADEL SHARES

Based on the number of shares of CT Holdings common stock anticipated to be outstanding on January 21, 2002, CT Holdings will distribute to CT Holdings' stockholders a total of approximately 15,000,000 Citadel Shares. Under the United States federal securities laws, substantially all of these shares may be resold immediately in the public market, except for (1) Citadel Shares held by affiliates of Citadel or (2) shares which are issued in respect of restricted shares of CT Holdings common stock. Some of the CT Holdings stockholders who receive Citadel Shares may decide that they do not want shares in a company consisting of the security software business, and may sell their Citadel Shares following the Distribution. Citadel cannot predict whether stockholders will resell large numbers of Citadel Shares in the public market following the Distribution or how quickly they may resell these Citadel Shares. If Citadel stockholders sell large numbers of Citadel Shares over a short period of time, or if investors anticipate large sales of Citadel Shares over a short period of time, this could adversely affect the trading price of the Citadel Shares.

THERE CAN BE NO ASSURANCE THAT AN ACTIVE TRADING MARKET FOR CT HOLDINGS COMMON STOCK WILL RETURN

Even though CT Holdings is currently a publicly held company, there can be no assurance as to whether an active trading market for CT Holdings common stock will be maintained after the Distribution or as to the prices at which the CT Holdings common stock will trade. Some CT Holdings stockholders may decide that they do not want shares in a company consisting of the incubation ventures and related business development operations, and may sell their CT Holdings common stock following the Distribution. These and other factors may delay or hinder the return to an orderly trading market in the CT Holdings common stock following the Distribution. Whether an active trading market for CT Holdings common stock will be maintained after the Distribution and the prices for CT Holdings common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, CT Holdings' results of operations, what investors think of CT Holdings and the incubation ventures and business development industries, changes in economic conditions in its industries and general economic and market conditions. Market fluctuations could have a material adverse impact on the trading price of the CT Holdings common stock.

THERE HAS NOT BEEN ANY PRIOR TRADING MARKET FOR THE CITADEL SHARES AND THERE CAN BE NO ASSURANCE THAT ONE WILL DEVELOP

There is no current trading market for the Citadel Shares, although a when-issued trading market may develop prior to completion of the Distribution. The Citadel Shares will be listed on the Over The Counter Bulletin Board under a symbol to be assigned by the OTCBB prior to commencement of trading.

There can be no assurance as to whether the Citadel Shares will be actively traded or as to the prices at which the Citadel Shares will trade. Some of the CT Holdings stockholders who receive Citadel Shares may decide that they do not want shares in a company consisting of a security software business, and may sell their Citadel Shares following the Distribution. This may delay the development of an orderly trading market in the Citadel Shares for a period of time following the Distribution. Until the Citadel Shares are fully distributed and an orderly market develops, the prices at which the Citadel Shares trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. Prices for Citadel Shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, Citadel's results of operations, what investors think of Citadel and the security software industry, changes in economic conditions in the security software industry, and general economic and market conditions. Market fluctuations could have a material adverse impact on the trading price of the Citadel Shares.

FAILURE TO QUALIFY AS A TAX-FREE TRANSACTION COULD RESULT IN SUBSTANTIAL
LIABILITY

CT Holdings and Citadel intend for the Distribution to be tax-free for U.S. federal income tax purposes. Neither CT Holdings nor Citadel has requested an advance ruling from the Internal Revenue Service, or any opinion of their tax advisors, as to the tax consequences of the Distribution. No assurance can be given that the Internal Revenue Service or the courts will agree that the Distribution is tax-free.

If the Distribution does not qualify for tax-free treatment, a substantial corporate tax would be payable by the consolidated group of which CT Holdings is the common parent measured by the difference between (1) the aggregate fair market value of the Citadel Shares on the Distribution Date and (2) CT Holdings' adjusted tax basis in the Citadel Shares on the Distribution Date. The corporate level tax would be payable by CT Holdings. However, Citadel has agreed under certain circumstances to indemnify CT Holdings for all or a portion of this tax liability. This indemnification obligation, if triggered, could have a material adverse effect on the results of operations and financial position of Citadel. In addition, under the applicable treasury regulations, each member of CT Holdings' consolidated group (including Citadel) is severally liable for such tax liability.

Furthermore, if the Distribution does not qualify as tax-free, each CT Holdings stockholder who receives Citadel Shares in the Distribution would be taxed as if he had received a cash dividend equal to the fair market value of his Citadel Shares on the Distribution Date.

Even if the Distribution qualifies as tax-free, CT Holdings could nevertheless incur a substantial corporate tax liability under Section 355(e) of the Internal Revenue Code of 1986, as amended (the Internal Revenue Code or the Code), if CT Holdings or Citadel were to undergo a change in control (whether by acquisition, additional share issuance or otherwise) pursuant to a plan or series of related transactions which include the Distribution. Any transaction which occurs within the four-year period beginning two years prior to the Distribution is presumed to be part of a plan or series of related transactions which includes the Distribution unless CT Holdings establishes otherwise. Under certain circumstances, Citadel would be obligated to indemnify CT Holdings for all or a portion of this substantial corporate tax liability under the tax disaffiliation agreement. This indemnification obligation would have a material adverse effect on the results of operations and financial position of Citadel.

                                  OUR BUSINESS

OVERVIEW

We develop, market and license our Citadel Security line of security and privacy software to customers through direct sales, resellers and distributors. Our Citadel Security computer security and privacy software is designed to remediate vulnerabilities and address the need for security inside the firewall. We believe that the Distribution will give Citadel the financial and operational flexibility to take advantage of significant growth opportunities in the security software business. According to a January 3, 2002 article on the Dow Jones Newswire, in June 2001 IDC, a leading research organization, predicted that the worldwide security software market would increase to $14 billion by 2005, a compound annual growth rate of 23%. According to IDC, this market grew by 33% to $5.1 billion in 2000.

Our products, Hercules, WinShield Secure PC and NetOFF, enable companies to remediate vulnerabilities and enforce security policies from a single point of control across multiple operating systems and platforms. Our software products provide the flexibility and scalability that security administrators are demanding for managing security policies within their computing environments. These security policies operate inside the firewall and are designed to secure computers against unauthorized configuration changes and software installations, which cause the majority of system vulnerabilities.

We intend to position our new product, Hercules, as our flagship product. Hercules is our vulnerability remediation software that provides an automated remediation solution for corporate and government computing environments, and we believe it is the only solution that can automatically identify and deploy the appropriate patches and fixes to repair the vulnerability, and enhance the security of the computing environment. We released Hercules for beta testing in December 2001 and expect to release Hercules for commercial availability in the first quarter of 2002. We have filed a provisional patent application with respect to some of our business applications and intellectual property rights related to our Hercules software.

WinShield Secure PC provides desktop security and access control for computers, and its advanced set of features allows users to apply security policies to users or groups of users within an organization. Secure PC provides a rich feature set that can prevent users from accidentally or deliberately changing configuration settings on their computer that can result in downtime or loss of data, or expose the computer or network to security vulnerabilities. Secure PC also provides hardening of system files that deliver the first line of defense against viruses, malicious code and unauthorized access or theft of confidential information. In addition, Secure PC can be configured to provide additional protection against viruses by protecting operating system files, application executable files and other system components that are typical targets of worms, Trojan horses or other malicious viruses.

NetOFF is designed to protect a network by shutting down unattended client personal computers (PCs) automatically after a specified period of inactivity. Network administrators may also use NetOFF to shut down PCs to enhance backup operations or assist with the distribution of new software and anti-viral updates. The product ensures an orderly shutdown by automatically closing all open files and applications on the PC and saving the information.

Hercules, WinShield Secure PC and NetOFF enforce policies recently mandated by the Health Insurance Portability and Accountability Act (HIPAA) and Gramm-Leach-Bliley legislation, which impose strict new security and privacy requirements on the health care and financial industries, respectively.

Citadel Security customers and alliances include SBC Communications, IBM Global Services, Washington Mutual Bank, Merrill Lynch, EBSCO Information Services, the U.S. Navy, and numerous health care, education and corporate clients. In December 2001, we entered into a Master Services Agreement with SBC Services (a division of SBC Communications), pursuant to which our products will be made available to SBC for distribution directly by SBC to its customers, and through SBC for joint revenue campaigns.

In addition to our current product offerings, we are also developing additional features and functions for our existing products that we anticipate launching in 2002.

OUR STRATEGY

Our core focus is on our security software business, including strategic alliances with third parties, new applications of the technology, and new third party licensing or joint venture arrangements.

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Our objective is to increase stockholder value by leveraging our positions in segments of the financial, governmental and corporate markets into opportunities for additional revenues from licensing our software products and entering into strategic alliances to enhance revenues. We intend to build upon our market reputation and leverage our installed customer base to offer related security software products, which generally have relatively high margins.

More specifically, to achieve our objective we intend to implement the following strategies:

- DEVELOP NEW, HIGH-VALUE SOFTWARE LINES. We are focusing our development strategy on innovative, high-value software lines that will complement our existing products. We intend to use our expertise in research, development and marketing, as well as our relationships with members of the corporate community, to achieve market acceptance of these potential products. Among the products being developed is our Hercules product, a vulnerability remediation software product scheduled for commercial release in the first quarter of 2002.

- ENTER INTO STRATEGIC ALLIANCES. We seek to enter into strategic alliances related to the marketing and licensing of our products. We have entered into a master services agreement with SBC Services (a division of SBC Communications) pursuant to which our products will be made available to SBC for distribution directly by SBC to its customers, and through SBC for joint revenue campaigns. We have also recently entered into a strategic alliance with EBSCO Information Services, the world's largest provider of subscription services, reference databases and online journals, to offer our security and privacy software to EBSCO's client base in the library and business communities.

- ENHANCE AND EXTEND PRODUCT OFFERINGS. We seek to establish ourselves as a market leader in particular segments of the security software market. Many of our products enjoy brand name recognition and established reputations. We are committing increased resources within our research and development programs to create product enhancements and next generation products that can help us strengthen our market position. For example, we currently are developing next-generation and new lines of our software.

- LEVERAGE SALES CHANNELS. We seek to increase the effectiveness of our sales and marketing efforts by increasing our inside sales force to 11 people in the fourth quarter of 2001. We will also seek to license our software directly to those who can most benefit from increased security, such as financial and health care companies and government agencies. In addition, our business development team seeks to secure third party alliances to provide additional revenue opportunities to our direct sales force and increase awareness of our products through joint marketing, license and OEM relationships.

- PURSUE VALUE-ADDED ACQUISITIONS. We intend to acquire and integrate businesses and new technologies that will complement our product lines, enhance our competitiveness in the marketplace, be synergistic and add stockholder value.

OUR PRODUCTS

We offer a variety of security and privacy software products for use in a range of industries, including healthcare, financial services, and government and educational agencies. Our leading products are Hercules, WinShield Secure PC and NetOFF.

Hercules

Our new Hercules vulnerability remediation software provides an automated remediation solution for corporate and government computing environments, and we believe it is the only solution that can automatically identify and deploy the appropriate patches and fixes to repair the vulnerability, and enhance the security of the computing environment. Hercules is now in beta testing at several large organizations and we anticipate commercial release to commence in the first quarter of 2002.

Our Hercules software solution aggregates vulnerability information from key resources throughout the Internet and provides customers with real-time remediation updates. The product is designed to be used in conjunction with industry leading vulnerability assessment tools to automatically generate and deploy a remediation strategy based on the results of the vulnerability assessment. System administrators and security officers are in full control of the remediation process that allows them to selectively target systems and deploy resolutions for the vulnerabilities that are found. We believe that the software will save significant IT labor and management resources that were previously needed to examine each computer and apply the necessary fix manually and reduce the unnecessary risk of exposure due to lack of resources to eliminate vulnerabilities found in almost every computing system.

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Along with those vulnerabilities introduced through external sources, major security exposures are also being introduced inside the firewall by users tampering with desktop configurations, downloading applications and accessing unauthorized applications and information.

Capabilities of Hercules include:

      . Integrates with industry leading vulnerability assessment products to provide true coverage for vulnerability assessment and remediation.

      . Allows the systems administrators and security officers to selectively deploy resolutions for vulnerabilities automatically.

      . Automated system allows remediation to be scheduled during non-peak hours.

      .   Provides full reporting on status of the deployment process.

      . Provides continuous monitoring of remediation process to ensure compliance after initial deployment.

      . Designed to run on Microsoft Windows NT, 2000 and XP, with future support for Unix and Linux variants.

      . Supported by the Hercules Server, which coordinates the real-time receipt of updated vulnerability information from Citadel and provides a centralized repository for deploying selected vulnerability resolutions to the targeted host computers.

WinShield Secure PC

WinShield Secure PC provides desktop security and access control for computers running Microsoft Windows versions 95, 98, ME, NT, 2000 and XP. Its advanced set of features allows users to apply security policies to users or groups of users within an organization.

We sell this product in two configurations. Secure PC Workstation is designed for home, educational or commercial non-networked computers. Secure PC Network is designed for environments with multiple computers connected to a Windows or Novell network.

The network version of Secure PC has been designed to scale dynamically within network environments ranging from departmental local area networks (LANs) to global wide area network (WAN) capacity and includes tools that provide remote installation and configuration of the Secure PC client software.

Secure PC provides a rich feature set that can prevent users from accidentally or deliberately changing configuration settings on their computer that can result in downtime or loss of data, or expose the computer or network to security vulnerabilities. Secure PC can also be configured to provide additional protection against viruses by protecting operating system files, application executable files and other system components that are typical targets of worms, Trojan horses or other malicious viruses.

During 1999 and 2000 WinShield Secure PC was awarded several editorial awards including NT Security.Net's Ultimate Security Toolkit, WinMag.Com's WinList, and Curriculum Administrator Magazine's top 100.

NetOFF

NetOFF is designed to protect a network by shutting down unattended client PCs automatically after a specified period of inactivity. Network administrators may also use NetOFF to shut down PCs to enhance backup operations or assist with the distribution of new software and anti-viral updates. The product ensures an orderly shutdown by automatically closing all open files and applications on the PC and saving the information. NetOFF is available for Windows NT and NetWare platforms and supports Windows 95, 98, ME, Windows NT, Windows 2000 and Windows XP desktop PCs. The benefits of NetOFF include:

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      .   Enhancing Overall Computer Security. Unattended desktop PCs subject the network and PC to a heightened risk of data theft. NetOFF protects confidential files and information by loading a screen blocker and logging off the unattended PCs, thus shutting off access to the data that resides on them and the networks they are connected to.

      . Increased Back-Up Reliability. To protect important information, almost every company employs a back-up system. The back-up system is a magnetic tape drive or other storage medium that periodically copies all of the data stored in the network. Should a data loss occur from a power failure, mechanical failure or other error, the lost information can be restored in a relatively short time, saving the company the time and effort necessary to attempt to reconstruct lost data and files. However, most back-up systems, back up only closed files. If a computer is logged on during the backup process, data in open files can be corrupted or omitted from the back-up tape. NetOFF eliminates these problems by automatically logging off network client stations at a time pre-selected by the network administrator and closing those files that were left open.

      . Conserving Resources. Software license fees are often based on the number of actual users of the licensed product. Many companies pay excess license fees for programs that are left open on unattended computers. NetOFF helps customers reduce costs by logging off unattended PCs.

      . Regulatory Compliance. NetOFF's unique screen blocking and automated logoff features help organizations achieve and maintain HIPAA and Gramm-Leach-Bliley Act compliance. The Health Insurance Portability and Accountability Act of 1996 requires each organization that uses communications or networks to protect communications containing health information that are transmitted electronically over open networks so that they cannot be easily intercepted and interpreted by parties other than the intended recipient. The Gramm-Leach-Bliley Act imposes similar regulatory requirements on financial institutions.

      . Enhanced Software Distribution. Many electronic software distribution mechanisms rely on users logging on to the network to push the software updates to the computer. This process never occurs if machines are left logged in because the users never logoff the network. Some antivirus products rely upon this process of updating and can cause a security risk for the organization if virus signature databases or other software updates are not updated in a timely manner.

PRODUCT DEVELOPMENT

In developing new Citadel Security products, we strive to meet the following standards in product development:

      . Standards Compliance and Network Compatibility. Our products comply with industry standards and are designed to be compatible with the leading operating systems, including Microsoft, Novell, Unix and Linux variants. To that end, our products are currently developed using standard tools such as XML, C++, and various platform dependent toolkits.

      . Ease of Use. Our products are designed to function without extensive and continual user involvement. The aim is to simplify, not complicate, the user's work environment.

Schedules for the development of high technology products are inherently difficult to predict, and there can be no assurance that we will achieve targeted initial customer shipment dates for any of our products, or at all.

We plan to capitalize on our existing security and network administration technology and our expertise in research, development and marketing to expand our business into products that address the growing market for security. Our internal development work remains the key component of bringing new product lines to market. In addition, we may pursue a partnering strategy to develop new products. Our internal research and development staff is currently working on the development of next-generation and new products.

BUSINESS DEVELOPMENT

The Business Development team at Citadel Security has three primary functions.

      1. Negotiate and secure strategic alliances related to our Secure PC and Hercules products;
      2.  Manage OEM and reseller accounts; and
      3.  Provide leads for the sales staff.

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Strategic Alliances

The Citadel Business Development team is currently engaged in securing strategic alliances related to marketing and licensing our software products. As a result of the impending release of Hercules, an automatic vulnerability remediation tool, we are seeking to work with companies which perform the scans that look for vulnerabilities within a network structure. We are engaged in ongoing talks with some of the leading scanning software companies worldwide that perform this work. By entering into strategic alliances with these companies, we will seek to obtain access to an installed customer base as well as new sales opportunities of their products combined with Citadel's remediation product.

In addition to the leading scanning software companies, we will seek to enter into relationships with some of the "Big Five" accounting firms and information technology consultants, such as IBM Global Services and EDS. Each of these firms are engaged in security issues and the threats and vulnerabilities associated with networks. We believe that the process used by these firms and the time to implement these processes can be dramatically reduced by using Hercules as a remediation tool. We are in the process of contacting these firms and arranging meetings to work with them in the same manner Citadel would work with the scanning companies.

Manage OEM and Reseller accounts

The Business Development team is managing existing and new OEM and reseller relationships. While we sell our product primarily on a direct basis, we currently have five resellers that sell Secure PC and NetOFF. The Business Development team is actively engaged in providing the existing resellers with literature, pricing, and leads, and technical support. We are also looking for new resellers that will serve as an extension of our sales team.

Sales Leads

Through alliances and marketing relationships, the Business Development team is constantly looking for ways to increase the number of leads that can be cultivated by the Citadel Security sales team. By working with the sales teams of the third parties that the Business Development team is working with, we believe that we can increase the number of sales staff that sell Citadel products, and provide qualified customer leads for the insides sales staff at Citadel Security.

SALES AND MARKETING

Citadel markets and licenses the majority of its products by employing a direct selling model. As opportunity warrants, Citadel also works with a select group of resellers to attempt to maximize revenues.

Our sales consultants are experienced in selling technology software and specialize by industry. This allows them to better understand customer needs, trends, regulations and customer desires in order to meet customer security requirements "inside the firewall." Key industry verticals include: Healthcare, Finance & Insurance, Education and Government. Within these verticals, current and prospective clients are segregated by employee size focusing our most experienced sales consultants on the larger opportunities. In addition, our executive team brings a wealth of selling experience and is highly involved in the selling process. Citadel's customers include financial institutions, health care providers, cross-industry corporations, governmental agencies and educational institutions.

As of December 31, 2001 there were 12 full-time sales and marketing employees. By the end of January, 2002 the sales and marketing force is expected to grow with the addition of three seasoned large account sales consultants skilled in security software sales. Additionally, Citadel intends to add four small/medium account sales consultants with a proven track record in software sales.

Marketing and partnering efforts are targeted to provide qualified leads. Lead generation sources include database mining of prospects and customers, partner database mining, opt-in email, events and conferences, and an updated Citadel web site. Our web site allows software downloads and tracking as well as on-line order fulfillment. Citadel may also participate in partner events and regional seminars. All leads are entered and tracked utilizing a networked customer retention and quote management system.

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We believe that our direct selling model, coupled with targeted marketing activities and focused alliance efforts with vulnerability scanning providers and managed service providers, will empower Citadel to increase revenues from existing products and enable effective new product launches. These efforts will provide the opportunity for increased market penetration without requiring significant additional sales and marketing resources.

COMPETITION

The security software industry is intensely competitive and rapidly changing. We compete against large companies (such as Microsoft, Novell, Computer Associates, Network Associates, Symantec and others) that offer network and desktop PC security and administration software as a segment of their businesses. We also compete with a large number of small companies that offer security and administration software for networks and desktop PCs as a portion of their product line. Some of these competitors offer products that address multiple aspects of network and desktop security and administration and management, while other competitors market products that provide narrow solutions. Many of our competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than we do. Further, many competitors have established relationships with our customers and end users of our products. Our competitors could, in the future, introduce products with more features and lower prices than our product offerings. These companies could also bundle existing or new products with other, more established products in order to compete with us.

CUSTOMERS AND PRODUCT LICENSING

We license our software products to corporations, government organizations and entities that need to reduce computing vulnerabilities and manage security and privacy policies within their computing environments. Our products are licensed for perpetual use on standalone computers, within a single network, or within a network of computers across single or multiple customer sites. Our license agreement restricts the use of the software to a single computer or designated network or site(s) and generally prohibits the reproduction, transfer, reverse engineering and disclosure of the program code. Our customers and alliances include SBC Communications, IBM Global Services, Washington Mutual Bank, Merrill Lynch, EBSCO Information Services, the U.S. Navy, and numerous health care, education and corporate clients. In December 2001, we entered into a master services agreement with SBC Services (a division of SBC Communications), pursuant to which our products will be made available to SBC for distribution directly by SBC to its customers, and through SBC for joint revenue campaigns. We have also recently entered into a strategic alliance with EBSCO Information Services, the world's largest provider of subscription services, reference databases and online journals, to offer our security and privacy software to EBSCO's client base in the library and business communities.

INTELLECTUAL PROPERTY RIGHTS

We regard some features of our Citadel Security software and documentation to be proprietary intellectual property. We have been and will be dependent in part on our ability to protect our proprietary technology. We rely primarily upon a combination of copyright, trademarks, trade secret laws, confidentiality agreements and other measures to establish and protect our rights in our proprietary technology. Although we have filed a provisional patent application with respect to some of our business applications and intellectual property rights related to our Hercules software, we do not have any patents or statutory copyrights on any of our proprietary technology which we believe to be material to our future success, and we cannot be certain that others will not develop substantially equivalent or superseding proprietary technology. Furthermore, there can be no assurance that any confidentiality agreements between our employees and us will provide meaningful protection of our proprietary information in the event of any unauthorized use or disclosure of such proprietary information.

There can be no assurance that we will not become the subject of claims of infringement with respect to intellectual property rights associated with our products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such claims could be time consuming and could result in costly litigation or lead us to enter into royalty or licensing agreements rather than disputing the merits of such claims.

EMPLOYEES

As of December 31, 2001, we had 23 employees, including 12 in sales and marketing, five in technology / R&D and technical support, and six in corporate and finance. Our future success depends in significant part upon the continued service of our key technical and senior management personnel and our continuing ability to retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we can retain our key technical and managerial employees or that we can assimilate or retain other highly qualified technical and managerial personnel in the

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future. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

GOVERNMENT REGULATION

Government regulation has not had a material effect on the conduct of our business to date. Except for the requirement of compliance with United States export controls relating to the export of high technology products, we and our products are not subject to government approval procedures or other regulations for the licensing of our products. The nature of our business does not subject us to environmental laws in any material manner. As the United States and other governments address via legislation the growing requirements for increased security and privacy of data, particularly health, financial and personal information, new opportunities to license our existing and future products may arise.

LEGAL PROCEEDINGS

We are not a party to any legal proceedings.

We may become involved from time to time in litigation on various matters which are routine to the conduct of our business. We believe that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations, though any adverse decision in these cases or the costs of defending or settling such claims could have a material adverse effect on our business.

PROPERTIES

We sublease our 7,500 square foot headquarters in Dallas, Texas from CT Holdings. CT Holdings' lease expires in March 2002, and we are currently assessing relocation or renewal of the lease. We believe our current facilities will be sufficient to meet our needs for the foreseeable future if we renew our lease and that space will be available at a reasonable cost to meet our needs in the future.

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                                THE DISTRIBUTION

INTRODUCTION

In November 2001, CT Holdings' board of directors declared a pro rata distribution payable to the holders of record of outstanding CT Holdings common stock at the close of business on January 21, 2002 (the Record Date). The Distribution consists of one (1) share of Citadel common stock (the shares of Citadel Common Stock are collectively referred to as the Citadel Shares), for every four (4) shares of CT Holdings common stock outstanding on the Record Date. We currently anticipate that the Distribution will be effected at 11:59 p.m., Dallas time, on February 5, 2002 (the Distribution Date). The Record Date and Distribution Date may change based on the timing of the effectiveness with the Securities and Exchange Commission of the registration statement of which this information statement is a part.

Citadel is currently a wholly owned subsidiary of CT Holdings. As a result of the Distribution, 100% of the outstanding Citadel Shares will be distributed to CT Holdings stockholders. Immediately following the Distribution, CT Holdings and its subsidiaries will not own any Citadel Shares and Citadel will be an independent public company.

The Citadel Shares will be distributed by book entry. Instead of stock certificates, each CT Holdings stockholder that is a record holder of CT Holdings shares will receive a statement of such stockholder's book entry account for the Citadel Shares distributed to such stockholder. Account statements reflecting ownership of the Citadel Shares will be mailed shortly after the Distribution Date. Citadel Shares should be credited to accounts with stockbrokers, banks or nominees of CT Holdings stockholders that are not record holders on or about February 5, 2002.

Citadel was incorporated in December 1996, and the corporate name was changed to Citadel Security Software Inc. in January 2002. Citadel's principal executive offices are located at 3811 Turtle Creek Boulevard, Suite 770, Dallas, Texas 75219, and its telephone number is (214) 520-9292.

Citadel will own and operate the security software business of CT Holdings. These businesses represented approximately 18.5% of CT Holdings' consolidated assets and 100% of CT Holdings' consolidated revenues as of and for the ten months ended December 31, 2000. Following the Distribution, CT Holdings' operations will consist of the equity interests in its incubation holdings, Parago and River Logic, and related business development operations, including potential future acquisitions.

REASONS FOR THE DISTRIBUTION

The board of directors and management of CT Holdings believe that the Distribution is in the best interests of CT Holdings, Citadel and CT Holdings stockholders. CT Holdings believes that the Distribution will enhance value for CT Holdings stockholders and give Citadel the financial and operational flexibility to take advantage of significant growth opportunities in the security software business. According to a January 3, 2002 article on the Dow Jones Newswire, in June 2001 IDC, a leading research organization, predicted that the worldwide security software market would increase to $14 billion by 2005, a compound annual growth rate of 23%. According to IDC, this market grew by 33% to $5.1 billion in 2000.

CT Holdings' board of directors and management believe that the Distribution will enhance the ability of each of Citadel and CT Holdings to focus on strategic initiatives and new business opportunities, improve cost structures and operating efficiencies and design equity-based compensation programs targeted to its own performance. In addition, CT Holdings' board of directors expects that the transition to an independent company will heighten Citadel management's focus, provide Citadel with greater access to capital, and allow the investment community to measure Citadel's performance relative to its peers. The security software business also has some important traits that make this business distinct from CT Holdings' other operations with respect to markets, products, capital needs and plans for growth.

The Distribution will give Citadel direct access to the capital markets. As part of CT Holdings, the security software business competed with CT Holdings' other core business groups for capital to finance expansion and growth opportunities. As a separate entity, Citadel will be free of CT Holdings' capital structure restrictions and should be in a better position to fund the implementation of its business strategy. The Distribution will also enable Citadel to provide its management and employees incentive compensation in the form of equity ownership in Citadel, enhancing Citadel's ability to attract, retain and motivate key employees.

The separation will also enable CT Holdings management to concentrate attention on the remaining CT Holdings business. CT Holdings' board believes that these businesses may be managed more effectively and positioned for future growth if management is able to focus on the incubation ventures and related business development operations. In

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addition to focusing on existing businesses, CT Holdings management is also considering diversification into other businesses.

MANNER OF EFFECTING THE DISTRIBUTION

The general terms and conditions relating to the Distribution will be set forth in an Agreement and Plan of Distribution (the distribution agreement) between CT Holdings and Citadel. See Relationship between CT Holdings and Citadel Following the Distribution -- Distribution Agreement on page 32.

The Distribution will be made on the basis of one (1) Citadel Share for every four (4) shares of CT Holdings common stock outstanding on the Record Date. The actual total number of Citadel Shares to be distributed will depend on the number of CT Holdings shares outstanding on the Record Date. Based upon the number of CT Holdings shares outstanding on January 21, 2002 (assuming options and convertible securities are exercised or converted), an aggregate of approximately 15,000,000 Citadel Shares will be distributed to CT Holdings stockholders. The Citadel Shares to be distributed will constitute 100% of the outstanding Citadel Shares. Immediately following the Distribution, CT Holdings and its subsidiaries will not own any Citadel Shares and Citadel will be an independent public company.

The Citadel Shares will be fully paid and non-assessable and the holders thereof will not be entitled to preemptive rights. See Description of Capital Stock beginning on page 52.

CT Holdings will use a book entry system to distribute the Citadel Shares in the Distribution. Following the Distribution, each record holder of CT Holdings stock on the Record Date will receive from the Distribution Agent a statement of the Citadel Shares credited to the stockholder's account. If you are not a record holder of CT Holdings stock because your shares are held on your behalf by your stockbroker or other nominee, your Citadel shares should be credited to your account with your stockbroker or nominee on or about February 5, 2002. After the Distribution, stockholders may request stock certificates from Citadel's transfer agent instead of participating in the book entry system.

No fractional Citadel Shares will be issued. If you own a fractional share of CT Holdings common stock as of the Record Date or own a number of CT Holdings shares that is not a multiple of four (4), you will receive the next higher whole number of Citadel Shares in the Distribution.

No CT Holdings stockholder will be required to pay any cash or other consideration for the Citadel Shares received in the Distribution, or to surrender or exchange CT Holdings shares in order to receive Citadel Shares. The Distribution will not affect the number of, or the rights attaching to, outstanding CT Holdings shares. No vote of CT Holdings stockholders is required or sought in connection with the Distribution, and CT Holdings stockholders will have no appraisal rights in connection with the Distribution.

In order to receive Citadel Shares in the Distribution, CT Holdings stockholders must be stockholders at the close of business on the Record Date.

RESULTS OF THE DISTRIBUTION

After the Distribution, Citadel will be a separate public company operating the security software business. Immediately after the Distribution, Citadel expects to have approximately 780 holders of record of Citadel Shares, approximately 6,000 shareholders who hold shares in brokerage accounts, and approximately 15,000,000 Citadel Shares outstanding, based on the number of stockholders of record and outstanding CT Holdings shares (and assuming options and convertible securities are exercised or converted) on January 21, 2002 and the distribution ratio of one (1) Citadel Share for every four (4) CT Holdings shares. The actual number of Citadel Shares to be distributed will be determined as of the Record Date. The Distribution will not affect the number of outstanding CT Holdings shares or any rights of CT Holdings stockholders.

LISTING AND TRADING OF THE CITADEL SHARES

Neither Citadel nor CT Holdings makes recommendations on the purchase, retention or sale of shares of CT Holdings common stock or Citadel Shares. You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor.

If you do decide to purchase or sell any CT Holdings or Citadel shares, you should make sure your stockbroker, bank or other nominee understands whether you want to purchase or sell CT Holdings common stock or Citadel Shares, or both. The following information may be helpful in discussions with your stockbroker, bank or other nominee.

There is not currently a public market for the Citadel Shares, although a when-issued market may develop prior to completion of the Distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but is not yet issued or available. Even though when-issued trading may develop, none of these trades would settle prior to the effective date of the Distribution, and if the Distribution does not occur, all when-issued trading will be null and void. On the first trading day following the date of the Distribution, when-issued trading in respect of Citadel Shares will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. We anticipate that the Citadel Shares will be listed on the Over The Counter Bulletin Board under a symbol to be assigned by the OTCBB prior to the commencement of trading.

CT Holdings' common stock may also trade on a when-issued basis on the Over The Counter Bulletin Board, reflecting an assumed post-Distribution value for CT Holdings common stock. When-issued trading in CT Holdings common stock, if available, could last from on or about the record date through the effective date of the Distribution. If when-issued trading in CT Holdings common stock is available, CT Holdings stockholders may trade their existing CT Holdings common stock prior to the effective date of the Distribution in either the when-issued market or in the regular market for CT Holdings common stock. If a stockholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of CT Holdings common stock the Citadel Shares such stockholder receives in the Distribution. If a stockholder trades in the regular market, the shares of CT Holdings common stock traded will be accompanied by due bills representing the Citadel Shares to be distributed in the Distribution. If when-issued trading in CT Holdings common stock is not available, neither the CT Holdings common stock without the right to receive Citadel Shares nor the due bills may be purchased or sold separately during the period from the record date through the effective date of the distribution.

If a when-issued market for CT Holdings common stock develops, an additional listing for CT Holdings common stock will appear on the Over The Counter Bulletin Board. Differences will likely exist between the combined value of when-issued Citadel Shares plus when-issued CT Holdings common stock and the price of CT Holdings common stock during this period.

Purchases and sales of CT Holdings common stock with the right to receive Citadel Shares should generally settle in the customary three business day settlement period. Purchases and sales of CT Holdings common stock without the right to receive the Citadel Shares, and purchases and sales of Citadel Shares without the right to receive CT Holdings common stock are expected to settle four business days following the date account statements for the Citadel Shares are mailed. You should check with your stockbroker, bank or other nominee for details.

The Citadel Shares distributed to CT Holdings stockholders will be freely transferable, except for (1) Citadel Shares received by persons who may be deemed to be affiliates of Citadel under the Securities Act of 1933, as amended (the Securities Act) and (2) Citadel Shares received by persons who hold restricted shares of CT Holdings common stock. Persons who may be deemed to be affiliates of Citadel after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, Citadel and may include certain directors, officers and significant stockholders of Citadel. Persons who are affiliates of Citadel will be permitted to sell their Citadel Shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act and the provisions of Rule 144 thereunder. It is believed that persons who may be deemed to be affiliates of Citadel after the Distribution will beneficially own approximately 4,600,000 outstanding Citadel Shares, or approximately 30.5% of the outstanding Citadel Shares.

There can be no assurance as to whether the Citadel Shares will be actively traded or as to the prices at which the Citadel Shares will trade. Some of the CT Holdings stockholders who receive Citadel Shares may decide that they do not want shares in a company consisting of a security software business, and may sell their Citadel Shares following the Distribution. This may delay the development of an orderly trading market in the Citadel Shares for a period of time following the Distribution. Until the Citadel Shares are fully distributed and an orderly market develops, the prices at which the Citadel Shares trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. Prices for Citadel Shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, Citadel's results of operations, what investors think of Citadel and the security software industry, the amount of dividends that Citadel pays, changes in economic conditions in the security software industry and general economic and market conditions.

Following the Distribution, CT Holdings expects that its common stock will continue to be listed and traded on the Over The

Counter Bulletin Board under the symbol CITN. As a result of the Distribution, the trading price of CT Holdings common stock immediately following the Distribution will be substantially lower than the trading price of CT Holdings common stock immediately prior to the Distribution. Following the Distribution, CT Holdings' operations will consist of the equity interests in its incubation holdings, Parago and River Logic, and related business development operations. These retained businesses represented approximately 81.5% of CT Holdings' consolidated assets and 0% of CT Holdings' consolidated revenues as of and for the ten months ended December 31, 2000. Further, the combined trading prices of CT Holdings common stock and the Citadel Shares after the Distribution may be less than the trading prices of CT Holdings common stock immediately prior to the Distribution.

Even though CT Holdings is currently a publicly held company, there can be no assurance as to whether an active trading market for CT Holdings common stock will be maintained after the Distribution or as to the prices at which the CT Holdings common stock will trade. Some CT Holdings stockholders may decide that they do not want shares in a company consisting of incubation ventures and related business development operations, and may sell their CT Holdings common stock following the Distribution. These and other factors may delay or hinder the return to an orderly trading market in the CT Holdings common stock following the Distribution. Whether an active trading market for CT Holdings common stock will be maintained after the Distribution and the prices for CT Holdings common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, CT Holdings' results of operations, what investors think of CT Holdings and its industries, changes in economic conditions in its industries and general economic and market conditions.

In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse impact on the trading price of the Citadel Shares and/or CT Holdings common stock.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following discussion summarizes the material U.S. federal income tax consequences resulting from the Distribution. This discussion is based upon the U.S. federal income tax laws and regulations now in effect and as currently interpreted by courts or the Internal Revenue Service and does not take into account possible changes in such tax laws or such interpretations, any of which may be applied retroactively.

The following summary is for general information only and may not be applicable to stockholders who received their shares of CT Holdings stock pursuant to an employee benefit plan or who are not citizens or residents of the United States or who are otherwise subject to special treatment under the Code. Each stockholder's individual circumstances may affect the tax consequences of the Distribution to such stockholder. In addition, no information is provided with respect to tax consequences under any applicable foreign, state or local laws. Consequently, each CT Holdings stockholder is advised to consult his own tax advisor as to the specific tax consequences of the Distribution and the effect of possible changes in tax laws.

Neither CT Holdings nor Citadel has requested an advance ruling from the Internal Revenue Service or any opinions from their tax advisors as to the tax consequences of the Distribution.

General

CT Holdings and Citadel intend for the Distribution to be tax-free for U.S. federal income tax purposes. While we have not requested nor received any opinions as to the tax status of the Distribution, we believe that, for U.S. federal income tax purposes (assuming that CT Holdings common stock is a capital asset in the hands of an CT Holdings stockholder):

- Neither CT Holdings nor Citadel will recognize any gain or loss on the distribution of Citadel Shares to CT Holdings stockholders.

- A CT Holdings stockholder will not recognize any income, gain or loss as a result of the receipt of Citadel Shares in the Distribution.

- A CT Holdings stockholder's holding period for the Citadel Shares received in the Distribution will include the holding period for which that stockholder's CT Holdings shares were held.

- A CT Holdings stockholder's aggregate tax basis for his CT Holdings shares and Citadel Shares immediately after the Distribution will equal the aggregate tax basis of that stockholder's CT Holdings shares immediately before the Distribution, with such aggregate basis being allocated between the CT Holdings shares and Citadel Shares in proportion to their respective fair market values at the time of the Distribution.

- A CT Holdings stockholder will not recognize any income, gain or loss as a result of the receipt of the preferred stock purchase rights which are attached to Citadel Common Stock in the Distribution, and the receipt of such rights will have no effect on a stockholder's basis or holding period in the Citadel Shares or the CT Holdings shares.

No assurance can be given that the Internal Revenue Service or the courts will agree that the Distribution is tax-free.

If the Distribution does not qualify as a tax-free distribution under Section 355 of the Code, (i) the corporate-level tax would be based upon the excess of the fair market value of the Citadel Shares on the Distribution Date, over CT Holdings' adjusted tax basis for such shares on such date, and (ii) each CT Holdings stockholder who receives Citadel Shares in the Distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the Distribution Date, taxed first as a dividend to the extent of such holder's pro rata share of CT Holdings' current and accumulated earnings and profits (as increased to reflect any CT Holdings gain on a taxable distribution as discussed above), and then as a nontaxable return of capital to the extent of such holder's tax basis in the shares of CT Holdings stock, with any remaining amount being taxed as capital gain (provided that the CT Holdings shares were held by the stockholder as a capital asset on the Distribution Date). Stockholders which are corporations may be subject to additional special provisions dealing with taxable distributions, such as the dividends received deduction and the extraordinary dividend rules.

In addition, under Section 355(e) of the Code, even if the Distribution qualifies as tax-free, the Distribution could nevertheless become taxable to CT Holdings (but not CT Holdings stockholders) if CT Holdings or Citadel were to undergo a change in control pursuant to a plan or a series of related transactions which include the Distribution. Any transaction which occurs within the four-year period beginning two years prior to the Distribution is presumed to be part of a plan or a series of related transactions which include the Distribution unless CT Holdings establishes otherwise. In this context, a change in control generally means a shift in 50% or more of the ownership of either CT Holdings or Citadel. Examples of such a change in control could include an acquisition (including acquisitions which are neither planned nor accepted by the board of the company being acquired), the issuance of a significant amount of additional shares, and certain redemptions.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO YOU, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS. IN ADDITION, YOU SHOULD FILE WITH THE IRS THE FORM OF INFORMATION STATEMENT ANNEXED HERETO AS ANNEX A WITH THE TAX RETURN COVERING THE PERIOD IN WHICH THE DISTRIBUTION OCCURS.

Indemnification

Citadel would be obligated to indemnify CT Holdings under the tax disaffiliation agreement for the full amount of any liability of CT Holdings incurred as a result of Citadel's or an affiliate's post-Distribution action or omission contributing to an Internal Revenue Service determination that the Distribution was not tax-free. CT Holdings will indemnify Citadel for all taxes and liabilities incurred solely because CT Holdings or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. If the Internal Revenue Service determines that the Distribution was not tax-free for any other reason, CT Holdings and Citadel will indemnify each other against all taxes and liabilities pro rata based on relative market capitalization values as of the close of business on the Distribution Date. If triggered, Citadel's indemnification obligation would have a material adverse effect on the results of operations and financial position of Citadel.

Citadel will indemnify CT Holdings against any taxes resulting from any internal realignment undertaken to facilitate the Distribution on or before the Distribution Date.

For a description of the agreement pursuant to which CT Holdings and Citadel have provided for certain tax disaffiliation and other tax-related matters, see Relationship Between CT Holdings and Citadel Following the Distribution -- Tax Disaffiliation Agreement on page 33.

Information Reporting

Current Treasury regulations require each CT Holdings stockholder who receives Citadel Shares pursuant to the Distribution to attach to his federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the Distribution. CT Holdings will provide appropriate information to each holder of record of CT Holdings common stock as of the Record Date.

REASONS FOR FURNISHING THIS DOCUMENT

This document is being furnished solely to provide information to CT Holdings stockholders who will receive Citadel Shares in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of CT Holdings or Citadel. Neither CT Holdings nor Citadel will update the information contained in this document except in the normal course of their respective public disclosure practices. However, this document will be amended if there is any material change in the terms of the Distribution.

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     RELATIONSHIP BETWEEN CT HOLDINGS AND CITADEL FOLLOWING THE DISTRIBUTION

For purposes of governing certain of the ongoing relationships between CT Holdings and Citadel after the Distribution and to provide for an orderly transition to the status of two independent companies, CT Holdings and Citadel have entered or will enter into the agreements described in this section. The forms of agreements summarized in this section are included as exhibits to the Registration Statement on Form 10-SB (including any amendments thereto, the Registration Statement) that Citadel has filed with the Securities and Exchange Commission (the Commission) which relates to this information statement, and the following summaries are qualified in their entirety by reference to the agreements as filed. See Additional Information on page 58.

DISTRIBUTION AGREEMENT

On the Distribution Date, CT Holdings and Citadel will enter into the distribution agreement, which will provide for, among other things, the principal corporate transactions required to effect the Distribution and certain other agreements relating to the continuing relationship between Citadel and CT Holdings after the Distribution.

The distribution agreement will provide that on or prior to the Distribution Date, Citadel will have issued to CT Holdings a number of Citadel Shares equal to one fourth of the total number of shares of CT Holdings common stock outstanding on the Distribution Date (plus an additional immaterial number of Citadel Shares to be distributed with respect to fractional shares that are rounded up). CT Holdings will effect the Distribution by delivering a certificate representing 100% of the Citadel Shares to the Distribution Agent.

Under the distribution agreement and effective as of the Distribution Date, Citadel will assume, and will agree to indemnify CT Holdings against, all liabilities, litigation and claims, including related insurance costs, arising out of Citadel's businesses (including discontinued or sold security software business), and CT Holdings will retain, and will agree to indemnify Citadel against, all other liabilities, litigation and claims, including related insurance costs. The foregoing obligations will not entitle an indemnified party to recovery to the extent any such liability is covered by proceeds received by such party from any third party insurance policy.

Under the distribution agreement for a two-year period beginning on the Distribution Date, except in limited circumstances, Citadel will not solicit or recruit any CT Holdings employee without CT Holdings' prior written consent, and, likewise, CT Holdings will not solicit or recruit any Citadel employee without Citadel's prior written consent.

The distribution agreement will also provide that each of CT Holdings and Citadel shall be granted access to certain records and information in the possession of the other, and will require the retention by each of CT Holdings and Citadel for a period of six years following the Distribution Date of all such information in its possession.

TRANSITION SERVICES AGREEMENT

On the Distribution Date, Citadel will have entered into a transition services agreement with CT Holdings. This agreement will provide that CT Holdings and Citadel will provide each other services in such areas as information management and technology, employee benefits administration, payroll, financial accounting and reporting, claims administration and reporting, and other areas where CT Holdings and Citadel may need transitional assistance and support. The transition services agreement will provide generally that each of Citadel and CT Holdings will undertake to provide substantially the same level of service and use substantially the same degree of care as their respective personnel provided and used in providing such services prior to the execution of the agreement. The agreement generally will extend for a one year term, but may be terminated earlier under certain circumstances, including a default. Citadel believes that the terms and conditions of the transition services agreement are as favorable to Citadel as those available from unrelated parties for a comparable arrangement.

SUBLEASE AGREEMENT

On or before the Distribution Date, Citadel and CT Holdings will have entered into a sublease agreement pursuant to which CT Holdings will sublease to Citadel a portion of CT Holdings' corporate headquarters, which is leased by CT Holdings. The remaining term of the lease is through March 2002, and the monthly rent allocable to Citadel will be approximately $14,500. Citadel and CT Holdings are currently in the process of determining whether to renew the existing lease or relocate their facilities.

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TAX DISAFFILIATION AGREEMENT

CT Holdings and Citadel will enter into a tax disaffiliation agreement on the Distribution Date which sets out each party's rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of Internal Revenue Service and other audits. Under the tax disaffiliation agreement, Citadel will indemnify CT Holdings for all taxes and liabilities incurred as a result of Citadel's or an affiliate's post-Distribution action or omission contributing to an Internal Revenue Service determination that the Distribution was not tax-free. CT Holdings will indemnify Citadel for all taxes and liabilities incurred solely because CT Holdings or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. If the Internal Revenue Service determines that the Distribution was not tax-free for any other reason, CT Holdings and Citadel will indemnify each other against all taxes and liabilities pro rata based on relative values as of the Distribution Date.

Citadel will indemnify CT Holdings against any taxes resulting from any internal realignment undertaken to facilitate the Distribution on or before the Distribution Date.

LITIGATION AGAINST CT HOLDINGS

Various legal claims are pending or may be instituted against CT Holdings. Because Citadel is a separate corporation which did not engage in the activities giving rise to these legal claims, Citadel's management believes the risk that Citadel's assets could be subject to these claims and liabilities (except for those claims and liabilities expressly assumed in the distribution agreement) is remote, although there can be no assurance that Citadel will not become subject to these claims and liabilities.

STOCK PLANS AND STOCK OPTION GRANTS

We have adopted an equity incentive plan and have reserved 1,500,000 shares of our common stock for issuance to our employees, officers, directors, consultants and advisors under this plan. In addition, we have granted options to purchase an aggregate of 2,445,000 shares of our common stock outside of our equity incentive plan.

TREATMENT OF CT HOLDINGS OPTIONS HELD BY CITADEL EMPLOYEES

Our employees and directors who were employees or directors of CT Holdings will retain their options to purchase shares of CT Holdings common stock for so long as they remain employed by, or serve as directors of, Citadel.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our financial statements and related notes included elsewhere in this information statement. Our fiscal year currently ends on December 31, and each of our fiscal quarters ends on the final day of a calendar quarter (each March 31, June 30 and September 30). Prior to separation from CT Holdings, described below, our fiscal year end was the same as CT Holdings' fiscal year. During 2000, CT Holdings changed its fiscal year end from February 28 to December 31. Therefore, for our reporting purposes, the fiscal year ending December 31, 2000 is a transition period consisting of a ten month period from March 1, 2000 through December 31, 2000. The following discussion contains forward-looking statements. Please see Forward-Looking Statements for a discussion of uncertainties, risks and assumptions associated with these statements.

SEPARATION FROM CT HOLDINGS

Citadel was incorporated under the laws of the State of Delaware in December 1996 as a wholly owned subsidiary of CT Holdings. The corporate name was changed to Citadel Security Software Inc. in January 2002. Citadel had no material assets or activities until the contribution of the security software business described in this information statement. After the Distribution, Citadel will be an independent public company, with CT Holdings having no continuing ownership interest in Citadel.

Citadel's financial statements have been prepared in accordance with accounting principles generally accepted in the United States, and reflect the historical financial position, results of operations, and cash flows of the business to be transferred to Citadel from CT Holdings as part of the Distribution. The financial information included in this information statement, however, is not necessarily indicative of what Citadel's results of operations or financial position would have been had it operated as an independent company during the periods presented, nor is it necessarily indicative of its future performance as an independent company.

Citadel has been allocated the CT Holdings corporate assets, liabilities and expenses related to the security software business based on an estimate of the proportion of such amounts allocable to Citadel, utilizing such factors as total revenues, employee headcount and other relevant factors. Citadel believes that these allocations have been made on a reasonable basis. Citadel believes that all costs allocated to Citadel are a reasonable representation of the costs that Citadel would have incurred if Citadel had performed these functions as a stand-alone company.

In conjunction with the separation of the security software business from CT Holdings, Citadel will enter into various agreements with CT Holdings that address the allocation of assets and liabilities, and that define Citadel's relationship with CT Holdings after the Distribution, including a distribution agreement, a tax disaffiliation agreement, a transition services agreement, and a sublease agreement.

CT Holdings announced in November 2001 its intention to spin off our shares to its shareholders upon effectiveness of required Securities and Exchange Commission filings, including this information statement.

OVERVIEW

We develop, market and license our Citadel Security line of desktop and network security software for one of the fastest growing software industry segments today - security inside the firewall. We license our security software products for perpetual use on standalone personal computers or on single or multiple networks across single or multiple customer computing sites. Our software products, Hercules, WinShield Secure PC and NetOFF, provide the flexibility and scalability that security administrators are demanding for identifying and repairing computing vulnerabilities and managing security policies within the computing environments. These applications operate inside the firewall and are designed to secure computers against unauthorized configuration changes and software installations, which cause the majority of system vulnerabilities.

Hercules is our new vulnerability remediation software application that provides an automated remediation solution for corporate and government computing environments, and we believe it is the only solution that can automatically identify and deploy the appropriate patches and fixes to repair the vulnerability, and enhance the security of the environment. We released Hercules for beta testing in December 2001 and expect to release Hercules for commercial availability in the first quarter of 2002. in January 2002 we filed a provisional patent application with respect to the core technologies and intellectual property rights related to our Hercules software.

WinShield Secure PC enforces security policies from a single point of control across multiple operating systems and platforms. Additionally, Secure PC provides hardening of system files that deliver the first line of defense against viruses, malicious code and unauthorized access or theft of confidential information. Version 4.21 was released in October 2001.

NetOFF is designed to protect a network by shutting down unattended client PCs automatically after a specified period of inactivity. Network administrators may also use NetOFF to shut down PCs to enhance backup operations or assist with the distribution of new software and anti-viral updates. The product ensures an orderly shutdown by automatically closing all open files and applications on the PC and saving the information. Version 7.53 was released in February 2001.

Hercules, WinShield Secure PC and NetOFF enforce policies recently mandated by the Health Insurance Portability and Accountability Act (HIPAA) and Gramm-Leach-Bliley legislation, which impose strict new security and privacy requirements on the health care and financial industries, respectively.

Citadel Security customers and alliances include SBC Communications, IBM Global Services, Washington Mutual Bank, Merrill Lynch, EBSCO Information Services, the U.S. Navy, and numerous health care, education and corporate clients. In December 2001, we entered into a Master Services Agreement with SBC Services (a division of SBC Communications), pursuant to which our products will be made available to SBC for distribution directly by SBC to its customers, and through SBC for joint revenue campaigns. We have also recently entered into a strategic alliance with EBSCO Information Services, the world's largest provider of subscription services, reference databases and online journals, to offer our security and privacy software to EBSCO's client base in the library and business community.

In addition to our current product offerings, we are also developing additional features and functions for our existing products that we anticipate launching in 2002.

RESULTS OF OPERATIONS

TEN MONTHS ENDED DECEMBER 31, 2000 AS COMPARED WITH YEAR ENDED FEBRUARY 29, 2000

NET REVENUE

Revenue is earned from the licensing of our software and product support contracts. Product support revenue for both periods presented was immaterial. During the ten months ended December 31, 2000, we had total revenue of $460,985, a decrease of $831,265, or 64.3%, compared to total revenue for the year ended February 29, 2000 of $1,292,250. The decline in revenue can be attributed to management's decision to reduce its marketing efforts and focus on development activities related to the enhancement of our desktop and network versions of WinShield Secure PC 4.20 and NetOFF 7.5 software, which were released to the market in late 2000.

COSTS OF REVENUE

Costs of revenue primarily consist of media preparation, fulfillment and freight charges to ship the media containing the software along with the related documentation to the customer. We had costs of revenue for the ten months ended December 31, 2000 of $8,310 compared to $61,564 for the year ended February 29, 2000, a decrease of $53,254, or 86.5%. The decline is attributed to lower costs associated with the lower product shipments and a shift away from retail channels that had higher related costs in the ten months ended December 31, 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

We had selling, general and administrative expenses for the ten-month period ending December 31, 2000 of $2,174,362 compared to $3,720,863 for the year ended February 29, 2000. This is a decline of $1,546,501 or 41.6% in expenses resulting from management's decision to reduce the number of sales and marketing personnel and the related sales and marketing expenses.

DEPRECIATION AND AMORTIZATION EXPENSE

We recognize depreciation expense for the depreciation of property and equipment. Purchased software and capitalized software development costs are amortized at the greater of the revenue method or straight-line method. In the ten-month period ending December 31, 2000 we recorded depreciation and amortization expense of $917,491, compared to $1,361,556 for the year ended February 29, 2000, a decrease of $444,065, or 32.6%. We attribute this decrease to lower balances of purchased software and capitalized software development costs resulting from the write-off of $230,643 of such costs in the ten months ended December 31, 2000 and the write-off of $625,336 of such costs in the year ended February 29, 2000.

RESEARCH AND DEVELOPMENT EXPENSE

We capitalize software development costs at the time technological feasibility is established. Those costs and expenses that do not qualify for capitalization are expensed as research and development costs. These costs primarily consist of salaries, benefits and the direct and indirect costs associated with the development staff or the specific development projects. In the ten-month period ended December 31, 2000 we incurred $112,992 of research and development expenses net of $114,473 of capitalized software development costs. This compares to $392,315 of such expenses net of $649,131 of capitalized development costs for the year ended February 29, 2000. The decline in research and development expense is primarily due to a reduction of development staff in 2000. The remaining development staff was focused on the development of new features and functions to WinShield Secure PC and NetOFF which were released to the market in late 2000. Additions to capitalized software development costs were down approximately $535,000 for the ten months ended December 31, 2000 also for these reasons. Research and development expenses and the capitalization rate historically have fluctuated, and may in the future continue to fluctuate from period to period depending upon the number and status of software development projects that are in process and the related headcount assigned to those projects.

WRITE-OFF OF PURCHASED AND CAPITALIZED SOFTWARE COSTS

In the ten-month period ended December 31, 2000 we wrote down the unamortized book balances of purchased software and capitalized software development costs by $230,643 to their net realizable value. A write down of $625,336 for similar reasons was recorded in the year ended February 29, 2000. We continue to monitor the net realizable value of the purchased software and capitalized software development costs in the context of historical and projected revenue related to products that are no longer being marketed by us.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents at December 31, 2000 were $11,131.

The net cash used in operations of $2,032,434 for the ten months ended December 31, 2000 is principally a result of the net loss of $2,984,007 plus changes in operating assets and liabilities of $196,561, partially offset by non-cash charges including the write down of software development costs of $230,643, and $917,491 of depreciation and amortization. The net cash used in operations of $1,623,679 for the fiscal year ended February 29, 2000 is principally a result of the net loss of $4,870,067, partially offset by non-cash charges including $1,361,556 of depreciation and amortization , the write down of software development costs of $625,336, and the change in operating assets and liabilities of $1,259,496.

Cash flows used by investing activities was $114,473 for the ten months ended December 31, 2000, as compared to cash flows used in investing activities of $719,519 primarily consisting of capitalized software costs for the year ended February 29, 2000. The change in investing activities is primarily due to lower capitalized software development costs caused by reduced development headcount and related expenses in the ten months ended December 31, 2000 versus the year ended February 29, 2000.

Cash flows provided by financing activities resulted primarily from the contribution from CT Holdings, our parent prior to the Distribution, of $1,407,656 for the ten months ended December 31, 2000, as compared to the distribution to CT Holdings of $335,759 for the year ended February 29, 2000.

As a result of the aforementioned factors, cash and cash equivalents decreased by $696,281 for the ten months ended December 31, 2000, versus a decrease of $2,678,957 for the fiscal year ended February 29, 2000.

Liquidity

The Company has incurred recurring operating losses and has a working capital deficiency. The Company has used cash in operations of approximately $2,000,000 during the ten months ended December 31, 2000. The Company has a cash balance of approximately $11,000 at December 31, 2000 and current liabilities exceed current assets by approximately $ 616,000. There were no material commitments for capital expenditures at December 31, 2000. The Company has been and continues to be dependent upon outside or related party financing to develop its software products, perform its business development activities, and provide for ongoing working capital requirements. During 2000 and 2001, substantially all of this financing has been provided by related parties.

Over the next year the Company expects to generate cash from the sale of the Company's software and will incur costs relating to such operations which may result in a cash deficiency. The Company will also continue to incur expenses relating to corporate overhead. The Company may require cash from financing activities to fund the deficits expected over the next year.

The Company may need to raise additional cash to fund the operations through the remainder of 2002. Historically, the Company was funded by CT Holdings, which has obtained any short-term bridge funding from its Chief Executive Officer or Directors of CT Holdings. We may need to rely on similar funding from our related parties. While this may occur in the future there can be no assurance that such financing will be available at all or on terms that the Company would be willing to accept.

There can be no assurance that management's plans will be successful or what other actions may become necessary. Although the Company has been successful raising capital in the past, the inability of the Company to raise capital may require the Company to sell assets or reduce the level of its operations. Such actions could have a material adverse effect on the Company's business and operations and result in charges that could be material to the Company's business and results of operations.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 2000

REVENUE

During the nine months ended September 30, 2001 and 2000 we had total revenue of $322,447, and $448,150, respectively, a decrease of $125,703, or 28.0%. The decline in revenue can be attributed to the refocus of the Company's resources to the development of new features and functions of our software products to take advantage of new market opportunities created in part, by the requirements of the Health Insurance Portability and Accountability ACT (HIPAA) and the Gramm-Leach-Bliley Act of 1999 related to security and privacy of data in the health care and finance industries, respectively.

COSTS OF REVENUE

Costs of revenue primarily consist of media preparation, fulfillment and freight charges to ship the media containing the software along with the related documentation to the customer. We had costs of revenue for the nine months ended September 30, 2001 and 2000 of $3,786 and $12,266, a decrease of $8,480, or
69.1%. The decrease in costs is attributed to lower costs associated with the lower product shipments in the nine months ended September 30, 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

We had selling, general and administrative expenses for the nine months ended September 30, 2001 and 2000 of $1,177,273 and $2,389,758 respectively, a decrease of $1,212,485, or 50.7%. The decrease for the nine month period is primarily a result of lower headcount and related expenses. We expect that these expenses will increase in future periods as we commence sales through distribution channels and strategic alliances, and we add additional headcount.

RESEARCH AND DEVELOPMENT EXPENSE

Development of a new remediation software product (Hercules) began in mid-2001 with a beta version released in the fourth quarter of 2001 and a commercial release scheduled for the first quarter of 2002. We also continue to deploy development resources to enhance our existing products and released NetOFF 7.53 in February 2001 and WinShield Secure PC 4.21 in October 2001. In the nine-month period ended September 30, 2001 we incurred $83,648 of total research and development expenses, all of which have been capitalized. This compares to $ 477,846 of such total expenses of which $239,086 were capitalized in the nine-month period ended September 30, 2000. The decline in research and development expense is primarily due to lower development headcount and related expenses in the nine months ended September 30, 2001. Research and development expenses and the capitalization rate historically have fluctuated, and may in the future continue to fluctuate from period to period depending upon the number and status of software development projects that are in process and the related headcount assigned to those projects.

DEPRECIATION AND AMORTIZATION EXPENSE

In the nine months ended September 30, 2001 and 2000 we recorded depreciation and amortization expense of $574,105 and $883,420 respectively, a decrease of $309,315, or 35.0%. We attribute this decrease to lower balances of amortizable capitalized software development costs.

WRITE-OFF OF PURCHASED SOFTWARE AND CAPTILIZED SOFTWARE DEVELOPMENT COSTS

There were no write-offs of capitalized software development costs in the nine months ending September 30, 2001. In the nine-months ending September 30, 2000 we wrote down the unamortized book balances of purchased software and capitalized software development costs by $625,336 to their net realizable value. We continue to monitor the net realizable value of the development and purchased software and capitalized development costs in the context of current and projected revenue.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents at September 30, 2001 were $12,352.

The net cash used in operations of $555,893 for the nine months ended September 30, 2001 is principally a result of the net loss of $1,432,717, non-cash charges including $574,105 of depreciation and amortization, and the increase in accounts payable and accrued expenses of $279,019. The net cash used in operations of $924,734 for the nine months ended September 30, 2000 is principally a result of the net loss of $3,702,584, partially offset by non-cash charges including $883,420 of depreciation and amortization, the write-down of software costs of $625,336, and the change in operating assets and liabilities of $1,269,094.

Cash flows used by investing activities was $89,042 for the nine months ended September 30, 2001, as compared to cash used in investing activities of $239,086 consisting primarily of capitalized software development costs for the nine months ended September 30, 2000. The change in investing activities is primarily due to reduced development headcount in the nine months ended September 30, 2001 versus the same period of 2000.

Cash flows provided by financing activities were $646,156 for the nine months ended September 30, 2001, primarily resulting from a contribution from CT Holdings of $717,080 as compared to a contribution from CT Holdings of $2,460,582 for the nine months ended September 30, 2000.

As a result of the aforementioned factors, cash and cash equivalents increased by $1,221 for the nine months ended September 30, 2001, versus an increase of $1,296,762 for the same period last year.

The Company has incurred recurring operating losses and has a working capital deficiency. The Company has used cash in operations of approximately $556,000 during the nine months ended September 30, 2001. The Company had a cash balance of approximately $12,000 at September 30, 2001 and current liabilities exceed current assets by approximately $845,000. There were no material commitments for capital expenditures at September 30, 2001. The Company has been and continues to be dependent upon outside and related party financing to develop its software products, perform its business development activities, and provide for ongoing working capital requirements. During the nine months ended September 30, 2001, substantially all of this financing has been provided by related parties.

The Company expects to generate cash from the sale of the Company's software and will incur costs relating to such operations that may result in a cash deficiency. Following the spin-off of the software business, revenues and expenses related to the software business will be recognized by the Company. The Company will also continue to incur expenses relating to corporate overhead. The Company may require cash from financing activities to fund the deficits expected over the next year.

The Company's operation require the Company to obtain additional capital. The complete implementation of this element of our strategy will not generate positive cash flow in the foreseeable future. The Company may need to raise additional capital to fund its plans through 2002. Historically, the Company was funded by CT Holdings which has obtained short-term bridge funding from its Chief Executive Officer or Directors of the Company. We may need to rely on similar funding from related parties. While this may occur in the future there can be no assurance that such financing will be available or if available based on terms that the Company would be willing to accept.

There can be no assurance that management's plans will be successful or what other actions may become necessary. Although the Company has been successful raising capital in the past, the inability of the Company to raise capital may require the Company to sell assets or reduce the level of its operations. Such actions could have a material adverse effect on the Company's business and operations and result in charges that could be material to the Company's business and results of operations.

                              CITADEL'S MANAGEMENT

BOARD OF DIRECTORS

As provided in Citadel's certificate of incorporation, Citadel's board of directors will be divided into three classes. Directors in each class initially will serve until the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three-year terms. Citadel initially intends to have a board of directors that will consist of five directors. Listed below is certain information concerning individuals who are expected to serve as directors of Citadel following the Distribution. Each person named below (other than Major General (Ret.) Jack Leide) is currently a director of CT Holdings and will remain directors of both CT Holdings and Citadel.

NAME                       AGE      POSITION WITH THE COMPANY                         DIRECTOR SINCE   TERM EXPIRES

Steven B. Solomon          37       President, Chief Executive Officer, Secretary          1992        2004

Lawrence Lacerte           47       Director                                               1999        2004

Major General (Ret.)
   Jack Leide              65       Director                                               2001        2003

Phillip J. Romano          60       Director                                               2000        2003

Chris A. Economou          45       Director                                               1993        2002


STEVEN B. SOLOMON has served as the President and Chief Executive Officer of Citadel Security since its formation in December 1996, as President and Chief Executive Officer of CT Holdings since May 1997 and as a director of CT Holdings since February 1996. Mr. Solomon also serves as a Director of Parago, Inc., an incubation venture of CT Holdings that is an application solution provider and Internet-based business process outsourcer that provides an on-line suite of promotional offerings designed to automate promotional management and optimize the customer care services offered by its clients, and he served as Chairman of the Board of Directors of Parago from January 1999 to April 2001, and Chief Executive Officer of Parago from January 1999 to August 2000. From February 1996 through April 1997, Mr. Solomon served as Chief Operating Officer of CT Holdings. Since May 5, 2000, Mr. Solomon has also served as a director of River Logic, Inc., an incubation venture of CT Holdings that creates and operates integrated networks of decision support tools, elearning solutions and ecommerce capabilities designed to enable decision makers to leverage knowledge and information to gain competitive advantage.

LAWRENCE LACERTE has served as a director of Citadel Security since November 2001 and as a director of CT Holdings since January 1999. Mr. Lacerte has served as President of Lacerte Technologies, Inc., a Dallas based investment firm, since July 1998. From 1978 until July 1998, Mr. Lacerte served as Chairman and Chief Executive Officer of Lacerte Software Corporation, a tax and accounting software company. In June 1998, Lacerte Software was acquired by Intuit Corporation. Mr. Lacerte also serves on the Boards of Directors of Universal Display Corporation, a publicly traded company engaged in the research and development of flat panel displays, and Teraglobal Communications Corp., a publicly traded communications technology company that designs and markets microprocessor and software-based products and services for real-time communications. Mr. Lacerte also serves on the Board of Directors of Parago.

MAJOR GENERAL (RET.) JACK LEIDE has served as a director of Citadel Security since December 2001. Mr. Leide serves presently as President of Appenine Associates Ltd., an international defense and security services company that consults with government intelligence and operational agencies, on strategic and security matters. He previously served as Executive Vice President of Avenue Technologies of Alexandria, Virginia from 1997 to 1999. Upon retirement from the U.S. Army in 1995, General Leide was the President of Global Information Technologies strategic business unit with Electronic Data Systems (EDS) until 1997 when he joined Avenue Technologies. General Leide also serves as a Senior Executive Advisor to General Dynamics Land Systems and Senior Consultant to various Washington-based governmental and business organizations. His long and distinguished military career includes service to the country in security and intelligence matters for more than 30 years. Among his recent assignments, General Leide performed duties as Director of Intelligence, J-2, United States Central Command, and served as chief of intelligence in the Gulf War for General Schwarzkopf throughout Operations Desert Shield and Desert Storm. In his last military position before retiring as an Army Major General in August 1995, General Leide was Director, National Military Intelligence Collection Center (NMICC); Director, Central MASINT (Measurements and Signatures) Office: Director, Defense Human Intelligence Service (DHS), for the Department of Defense.

PHILLIP J. ROMANO has served as a director of Citadel Security since November 2001 and as a director of CT Holdings since August 2000. Mr. Romano also serves as a consultant to and joint venture partner of Brinker International, Inc., a publicly traded national operator, developer and franchisor of numerous restaurant concepts, including Chili's Grill & Bar and Romano's Macaroni Grill. In addition, Mr. Romano has served as a venture capitalist, including as an original investor, and former Chairman and Director of Docucon, Inc., a publicly traded technology company, and a principal in EGP, a partnership that held the licensing rights to the Palmaz-Schatz Stent cardiovascular device that was purchased by Johnson & Johnson in 1998. Mr. Romano also serves on the Board of The Cox School of Business at Southern Methodist University and The M.D. Anderson Cancer Center.

CHRIS A. ECONOMOU has served as a director of Citadel Security since November 2001 and as a director of CT Holdings since February 1996, and as a director of LoneStar Hospitality Corp. from June 1993 until its merger with CT Holdings. Mr. Economou has been engaged in the private practice of law in Fort Lauderdale, Florida, primarily in the transactional and corporate areas since 1988. Mr. Economou also served as a director of Parago during its incubation phase from January 1999 to February 2000.

Classified Board of Directors

At the time of the distribution, we will have five directors, and the terms of office of our directors will be divided into three classes with staggered three-year terms. As a result, a portion of our board of directors will be elected each year. The division of the three classes, the initial directors and their respective election dates are as follows:

- the class 1 director will be Chris A. Economou, and his term will expire at the 2002 annual meeting of stockholders;

- the class 2 directors will be Phillip Romano and Major General (Ret.) Jack Leide, and their term will expire at the 2003 annual meeting of stockholders; and

- the class 3 directors will be Steven B. Solomon and Lawrence Lacerte, and their term will expire at the 2004 annual meeting of stockholders.

At each annual meeting of stockholders after the distribution, a class of directors will be elected to serve for a three-year term to succeed the directors of the same class whose terms are then expiring. Only our board of directors may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Committees of the Board of Directors

Citadel's board of directors intends to establish several standing committees to assist in the discharge of its responsibilities. These committees will include an audit committee (which will be composed exclusively of outside directors), and a compensation committee. Citadel's board of directors has established an executive committee. Citadel's board of directors may also establish such other committees as it deems appropriate, in accordance with applicable Delaware law and Citadel's bylaws.

The executive committee acts in place of the full board in matters delegated to it to the extent permitted under Delaware law. Following the distribution, Steven B. Solomon, Lawrence Lacerte and Chris A. Economou will serve as members of the executive committee.

Directors' Compensation

After the Distribution, Citadel expects initially to compensate its directors as described below. Citadel will review its compensation arrangements for directors from time to time and may alter these arrangements after the Distribution.

Directors will receive no cash compensation for services as a director or as a member of a committee of Citadel's board. Citadel will reimburse each director for out-of-pocket expenses incurred in connection with attendance at board and committee meetings.

Outstanding options to purchase shares of CT Holdings common stock held by non-employee directors of CT Holdings who will become directors of Citadel will continue to vest and remain exercisable as long as such director remains a director of CT Holdings or Citadel.

We may, in our discretion, grant stock options and other equity awards to our non-employee directors under our equity incentive plan. Prior to the distribution, we granted to our outside directors options to purchase an aggregate of 925,000 shares of our common stock at an exercise price per share of $0.32, the fair market value of our common stock as of the date of grant as determined by our board of directors.

EXECUTIVE OFFICERS

Listed below is certain information concerning individuals who are expected to serve as executive officers of Citadel following the Distribution. each person named below is currently an officer of CT Holdings and is expected to resign his position with CT Holdings as of the Distribution Date, except for Mr. Solomon, who will remain Chairman and CEO of CT Holdings after the Distribution.

                                                                                        Employed with
Name                       Age      Position with Citadel                               CT Holdings Since
Steven B. Solomon          37       President, Chief Executive Officer, Secretary       1992

Carl Banzhof               33       Chief Technology Officer                            1996

Michael Guillory           36       Vice President of Marketing                         2001

Randall Harvey             44       Vice President of Sales                             2001

Rick Speyer                48       Executive Vice President of Business Development    2001

STEVEN B. SOLOMON has served as the President and Chief Executive Officer of Citadel Security since its formation in December 1996, as President and Chief Executive Officer of CT Holdings since May 1997 and as a director of CT Holdings since February 1996. Mr. Solomon also serves as a Director of Parago, Inc., an incubation venture of CT Holdings that is an application solution provider and Internet-based business process outsourcer that provides an on-line suite of promotional offerings designed to automate promotional management and optimize the customer care services offered by its clients, and he served as Chairman of the Board of Directors of Parago from January 1999 to April 2001, and Chief Executive Officer of Parago from January 1999 to August 2000. From February 1996 through April 1997, Mr. Solomon served as Chief Operating Officer of CT Holdings. Since May 5, 2000, Mr. Solomon has also served as a director of River Logic, Inc., an incubation venture of CT Holdings that creates and operates integrated networks of decision support tools, elearning solutions and ecommerce capabilities designed to enable decision makers to leverage knowledge and information to gain competitive advantage.

CARL E. BANZHOF has served as Chief Technology Officer of the Company since November 2001 and of CT Holdings since July 1997, prior to which he served as Vice President - Development of Network Products since joining CT Holdings in February 1996. Mr. Banzhof has more than 15 years of experience in the software industry, including designing, developing and marketing software products, building software development teams and organizations and managing products in network management and PC desktop markets. He was the founding partner and Vice President of Software Engineering from 1992 to 1995 of Circuit Masters Software, Inc., a software company which developed and marketed network management utilities for Novell NetWare environments, and was acquired by CT Holdings in February 1996. Prior to joining Circuit Masters, Mr. Banzhof was lead software developer from 1988 to 1992 at Fluor Daniel Engineering, a software development and worldwide engineering company.

MICHAEL GUILLORY has served as Citadel's Vice President of Marketing since November 2001 and has over 15 years experience in high-technology marketing and promotions. He is responsible for directing all marketing and public relations efforts for Citadel. Prior to Citadel, Mr. Guillory held the senior level marketing position at Philips Speech Processing, a division of Royal Philips Electronics from January 1999 to November 2001. At Philips, he helped to launch the company's Corporate Voice Dialing product line and build the Value Added Reseller channel. Prior to Philips, Mr. Guillory spent nearly 10 years directing the marketing initiatives for five software titles at Sage U.S., Inc., a leader in business to business accounting, time billing and sales force automation software.

RANDALL HARVEY has served as Citadel's Vice President of Sales since July 2001 and brings more than 15 years experience in the information technology industry to Citadel. Before joining as Vice President of Sales for Citadel, Mr. Harvey worked as Director of Business Development for Parago from 2000 to 2001. Prior to joining Parago, Mr. Harvey marketed and launched products and negotiated agreements as Director of Solutions Marketing and Business Development for Novell from 1994 to 1999. Before joining Novell, Mr. Harvey managed the sales efforts of reps and agents as Marketing and Industry Manager for IBM from 1982 to 1993.

RICK SPEYER has served as Executive Vice President of Business Development for Citadel since May 2001. Prior to joining Citadel, Mr. Speyer served as EVP of Business Development of Parago, Inc. from June 2000 to May 2001. Prior to joining Parago, Mr. Speyer worked for Compaq where he was responsible for a billion dollar P&L managing the business development and partnership activities for SAP, from 1993 to 1995 and from 1997 to 2000. Mr. Speyer held similar positions at Novell from 1995 to 1997, where he managed the activities of licensing complementary software and hardware for the NetWare operating system. In addition, he was involved in defining the initial specifications and licensing terms for Novell's High Availability clustering solutions. Mr. Speyer brings more than19 years of experience in the computer industry to Citadel. Eight of those years he served as CEO and Executive Vice President of Sales and Marketing for CPU Corporation, a distributor of networking products.

COMPENSATION

Compensation of Executive Officers

During the fiscal year ended December 31, 2001, the ten months ended December 31, 2000, and the fiscal year ended February 29, 2000, Citadel's executive officers that were employed by CT Holdings were compensated in accordance with CT Holdings' plans and policies and a portion of their compensation was allocated to Citadel. The following table sets forth certain information with respect to the annual and long-term compensation for services to CT Holdings and Citadel for Citadel's chief executive officer and the other most highly compensated officers of CT Holdings who are expected to become executive officers of Citadel following the Distribution and who received in excess of $100,000 in compensation (the Named Executive Officers). Such amounts do not necessarily reflect the compensation such persons will receive following the Distribution.

                           Summary Compensation Table


                                                                                                  Long-Term
                                                           Annual Compensation                   Compensation
                                                   -------------------------------------
                                                                                                  Securities
                                  Period                                          Other Annual    Underlying       All Other
                                   Ended       Salary ($)       Bonus ($)       Compensation ($)  Options (#)    Compensation ($)
                                   -----       ----------       ---------       ----------------  -----------    ----------------
Steven B. Solomon                12/2001         $200,000        $150,000             $11,500(1)  1,250,000(2)          $6,048(1)
   Chief Executive Officer       12/2000          140,000         120,500               9,500(1)          0              3,119(1)
                                  2/2000          168,500         120,500              11,400(1)          0              3,119(1)

Carl Banzhof
   Chief Technology Officer      12/2001         $115,000        $      0             $     0        25,000(2)          $    0
                                 12/2000           95,833               0                   0             0                  0
                                  2/2000          115,000          10,000                   0             0                  0


   (1) Mr. Solomon received a car allowance of $950 per month and health, life and disability insurance during each period.

   (2) Excludes options to purchase 5,000,000 and 100,000 shares of CT Holdings common stock granted to Mr. Solomon and Mr. Banzhof, respectively.

EMPLOYMENT AGREEMENTS

We have entered into an employment agreement with Mr. Solomon, our Chief Executive Officer. The annual base salary payable to Mr. Solomon was $200,000 as of January 2002, and the employment agreement provides for an annual bonus of $150,000. The employment agreement has an initial term of five years and is renewable for one year terms following the initial term unless terminated. If Mr. Solomon is terminated for any reason other than for cause, he is entitled to a severance payment equal to three times his base salary and up to three times his bonus.

                    STOCK OPTIONS GRANTED DURING FISCAL 2001

The following table sets forth each grant of stock options during fiscal 2001 to each of the Named Officers. No stock appreciation rights were granted during the fiscal year. The options listed in the table below are immediately exercisable. Each of the options has a ten-year term, subject to earlier termination in the event the holder ceases providing services to us.

The percentage numbers are based on an aggregate of 2,445,000 options granted to our employees during fiscal 2001. The exercise price was equal to the fair market value of our common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure. We may also finance the option exercise by accepting a full recourse note from the optionee equal to the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.



                                                INDIVIDUAL GRANTS
                         --------------------------------------------------------------
                           NUMBER OF
                           SECURITIES       % OF TOTAL
                           UNDERLYING   OPTIONS GRANTED TO    EXERCISE
                            OPTIONS       EMPLOYEES IN          PRICE       EXPIRATION
NAME                        GRANTED        FISCAL 2001          ($/SH)         DATE
----------------------   -------------  -------------------   -----------  -----------
Steven B. Solomon ....    1,250,000            51%               $0.32        11/2011
Carl Banzhof .........       25,000             1%               $0.32        11/2011

      OPTION EXERCISES DURING FISCAL 2001 AND FISCAL YEAR-END OPTION VALUES

     The following table reports information regarding stock option exercises during fiscal 2001 and outstanding stock options held at the end of fiscal 2001 by our named executive officers.

                                                          NUMBER OF            VALUE OF
                                                         SECURITIES          UNEXERCISED
                                                         UNDERLYING          IN-THE-MONEY
                                                         UNEXERCISED           OPTIONS
                                                      OPTIONS AT FISCAL       AT FISCAL
                            SHARES                        YEAR-END             YEAR-END
                          ACQUIRED ON     VALUE         (EXERCISABLE/       (EXERCISABLE/
NAME                       EXERCISE      REALIZED       UNEXERCISABLE)     UNEXERCISABLE)(1)
----                       --------     ----------    -----------------    -----------------
Steven B. Solomon ......      0           $0/0           1,250,000/0           $ --/--
Carl Banzhof ...........      0           $0/0              25,000/0           $ --/--

     (1) Because the shares of common stock of Citadel Security underlying the options are not traded on any market, we are unable to determine the value of the options at this time.

     2002 STOCK INCENTIVE PLAN

          The board of directors adopted the 2002 Stock Incentive Plan to be effective upon the completion of the distribution. The plan authorizes the Board or a committee, which administers the plan, to grant stock options, stock appreciation rights, restricted stock and deferred stock awards to our officers, other key employees and consultants.

          A total of 1,500,000 shares of common stock are available and reserved for issuance under the terms of the 2002 Stock Incentive Plan. In the event of any sale of assets, merger, reorganization, consolidation, recapitalization, stock dividend or other change in corporate structure affecting the stock, the Board or committee may make an equitable substitution or adjustment in the aggregate number of shares reserved for issuance under the plan. We have not granted any awards under the 2002 Stock Incentive Plan as of the date of this information statement.

       Option Grants

          The 2002 Stock Incentive Plan permits the granting of incentive stock options, as defined by the Internal Revenue Code, and nonqualified stock options. Incentive stock options may only be granted to our employees. The term of any stock option is set by the Board or committee, but cannot exceed ten years in the case of incentive stock options. Stock options become exercisable, in full or in installments, for shares of common stock at the time determined by the Board or committee, but generally a stock option will not be exercisable prior to six months from the date of the grant of a stock option. The exercise price per share of stock options is determined by the Board or committee at the time of grant, but must be equal to 100% of the fair market value of our common stock on the date of grant.

       Stock Appreciation Rights

          Stock appreciation rights may be granted in conjunction with nonqualified stock options granted under the 2002 Stock Incentive Plan to our officers, employees and consultants. Stock appreciation rights may only be exercised at such time and to the extent the underlying options are exercisable. These stock appreciation rights entitle the holder, upon exercise of the stock appreciation right, to receive an amount in any combination, of cash or our unrestricted common stock equal in value to the excess of the fair market value on the date of exercise of the stock appreciation rights of one share of our common stock over the exercise price per share of the connected stock option multiplied by the number of shares for which the stock appreciation right is exercised. Each stock appreciation right will terminate upon the termination of the related option.

  Restricted Stock Awards

         The Board or committee may also award non-transferable restricted shares of our common stock to our officers and key employees. Such restricted shares will be subject to such conditions and restrictions as the Board or committee may determine. The Board or committee will determine to whom restricted shares will be granted, the number of shares to be awarded, the price, if any, to be paid by the recipient, the times within which such awards may be subject to forfeiture and all other conditions of the award. During the restriction period set by the Board or committee, the recipient may not sell, transfer, pledge or assign restricted shares awarded to the recipient under the 2002 Stock Incentive Plan. If a recipient of restricted stock terminates employment for any reason other than death, disability or retirement prior to the end of the restriction period determined by the Board or committee, the participant will forfeit all shares still subject to restriction in exchange for the amount, if any, that the participant paid for them.

  Deferred Stock Awards

         Deferred stock awards may be made under the 2002 Stock Incentive Plan by the Board or committee to any of our officers, key employees and consultants it determines. These awards entitle the recipient to receive unrestricted shares without any payment in cash or property in one or more installments at a future date or dates, as determined by the Board or committee. Each deferred stock award will be confirmed by and subject to the terms of a deferred stock award agreement executed by us and the recipient and may generally not be sold, assigned, transferred, pledged or otherwise encumbered during the period specified by the Board or committee. Receipt of deferred stock may be conditioned on such matters as the Board or committee may determine, including continued employment or attainment of performance goals. All rights under a deferred stock award will generally terminate upon the participant's termination of employment prior to the receipt of unrestricted shares.

  Executive Compensation Conversion Stock Options

         Under the 2002 Stock Incentive Plan, each year the Chairman of the Board of Directors or the Board or committee will designate those executives eligible to convert salary and bonus to stock options for the next year. These eligible executives may then, prior to the beginning of the next calendar year, elect to convert up to 25% of their next year's salary and 25% of their next year's bonus (in either 5% or $10,000 increments) into stock options under the plan. On the last day of each calendar year, the total amount of salary, bonus and compensation an eligible executive elected to convert into stock options for that calendar year will be converted into stock options. The number of shares of common stock subject to stock options that are converted from salary, bonus or compensation will be the total dollar amount an eligible executive has elected to convert into stock options divided by the per share value of a stock option on the last day of that year, as determined by the Board or committee using any recognized option valuation model it selects. Options converted from salary, bonus or compensation are generally exercisable, cumulatively, as to 10% commencing on each of the first through tenth anniversaries of the day the option is converted.

         The exercise price per share of common stock under stock options obtained by conversion of salary, bonus or compensation will, at the election of the holder of the option prior to the year for which the option is converted from salary, bonus or cash, be either 100% of the fair market value on the last day of the year when the option is obtained or a lesser percentage determined by the Board or committee from time to time, but not less than 75% of the fair market value on the last day of the year when the option is obtained.

  Change of Control

         The 2002 Stock Incentive Plan provides that in the event of a change of control of Citadel Security, unless otherwise determined by the Board or committee prior to the change of control, and, to the extent expressly provided by the Board or committee, in the event of a potential change of control, the following will occur:

     - Any stock appreciation rights and any stock options that are not previously exercisable and vested will become fully exercisable and vested;

     - The restrictions and deferral limitations on restricted stock and deferred stock awards will lapse and these shares and

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

awards will become fully vested; and

     - The value of all outstanding stock options, stock appreciation rights, restricted stock and deferred stock awards will, to the extent determined by the Board or committee, be settled on the basis of the change of control price as of the date the change of control occurs.

                        TREATMENT OF CT HOLDINGS OPTIONS

Our employees and directors who hold unexercised options for CT Holdings common stock, whether vested or unvested, will retain their options to purchase shares of CT Holdings common stock (for so long as they remain employees or directors of Citadel).

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
                             PRINCIPAL STOCKHOLDERS

All of the outstanding Citadel Shares are, and prior to the Distribution will be, held beneficially and of record by CT Holdings and no director or executive of Citadel owns any Citadel Shares. The following table sets forth information concerning the Citadel Shares that are projected to be beneficially owned after the Distribution by each person or entity that is expected to own beneficially more than 5% of the Citadel Shares, each of the directors and each of the executive officers named in the Summary Compensation Table and by all directors and executive officers as a group. Unless otherwise indicated, the projections are based on the number of CT Holdings shares held by such persons as of January 10, 2002 and reflect the Distribution Ratio of one Citadel Share for every four shares of common stock of CT Holdings held on the Record Date. Other than as set forth below, no person or entity is expected to own beneficially more than 5% of the Citadel Shares outstanding immediately following the Distribution, based on the ownership of CT Holdings common stock as known to Citadel.

     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares to which the individual has the right to acquire within 60 days of January 10, 2002 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned and has an address of c/o Citadel Security, 3811 Turtle Creek Boulevard, Suite 770, Dallas, Texas 75219.

                                                   NUMBER OF    APPROXIMATE PERCENT
                 NAME AND ADDRESS                 SHARES OWNED       OF CLASS
                 ----------------                 ------------       --------
Carl E. Banzhof (1) ..........................       64,850               *

Chris A. Economou (2)
 150 North Federal Highway, Suite 210
 Fort Lauderdale, Florida 33301 ..............      181,100             1.2

Randall Harvey (3) ...........................        8,958               *

Lawrence Lacerte(4)
 5950 Sherry Lane #900
 Dallas, Texas 75225 .........................    1,362,500             9.3

Major General (Ret.) Jack Leide (5) ..........       62,500               *

Phillip J. Romano (6)
 Romano Concepts
 1925 Cedar Springs, Suite 101
 Dallas, Texas 75201 .........................      320,000             2.1

Steven B. Solomon (7) ........................    2,571,250            17.1

Rick Speyer (8) ..............................       19,999               *

All officers and directors
 As a group (8 persons)(9) ...................    4,588,532            30.5%

* Less than 1%

(1) Includes 25,000 shares of Common Stock subject to options vesting within 60 days of January 10, 2002 pursuant to options to purchase Common Stock and 500 shares owned by his spouse.

(2) Includes 612,500 shares of Common Stock subject to options vesting within 60 days of January 10, 2002.

(3) Includes 8,333 shares of Common Stock subject to options vesting within 60 days of January 10, 2002.

(4) Includes 612,500 shares of Common Stock subject to options vesting within 60 days of January 10, 2002.

(5) Includes 62,500 shares of Common Stock subject to options vesting within 60 days of January 10, 2002.

(6) Includes 187,500 shares of Common Stock subject to options vesting within 60 days of January 10, 2002.

(7) Includes 1,250,000 shares of Common Stock subject to options vesting within 60 days of January 10, 2002.

(8) Includes 12,500 shares of Common Stock subject to options vesting within 60 days of January 10, 2002.

(9) Includes 2,220,833 shares issuable pursuant to presently exercisable options or warrants or options or warrants exercisable within 60 days of January 10, 2002, held by Messrs. Banzhof, Economou, Harvey, Lacerte, Leide, Romano, Solomon, Speyer, and/or their affiliates.

                RELATIONSHIP AND POTENTIAL CONFLICTS OF INTEREST
                      WITH CT HOLDINGS AND RELATED PARTIES

The following is a description of the material terms of the agreements and arrangements involving our company and either CT Holdings or its direct or indirect subsidiaries.

GENERAL

We were organized in December 1996 as a wholly owned subsidiary of CT Holdings. Prior to the distribution, some of our directors and executive officers were also directors, officers and employees of CT Holdings and/or its other subsidiaries. In acting on our behalf, these directors and officers considered not only the short-term and long-term impact of operating decisions on our business, but also the impact of such decisions on the consolidated financial results of CT Holdings. Following the distribution, four of our five directors will also be directors of CT Holdings, and our Chief Executive Officer will continue to serve as Chief Executive Officer of CT Holdings.


We have entered into a number of agreements with CT Holdings and its subsidiaries relating to our historical business and our relationship with the CT Holdings group of companies, the material terms of which are described below. In addition, we recently entered into a number of agreements with CT Holdings relating to the distribution, which are described below and elsewhere in this information statement. Although these agreements were not negotiated on an arm's-length basis, we and CT Holdings each believe that the terms of these agreements are comparable to those that we would receive from unaffiliated third parties.

AGREEMENTS RELATING TO THE DISTRIBUTION

Prior to the distribution, CT Holdings transferred the assets and liabilities related to its security software operations to us. These transfers are discussed in more detail under the heading Background and Reasons for the Distribution -- CT Holdings Reorganization.

Immediately prior to the distribution, we will be a wholly owned subsidiary of CT Holdings. After the distribution, we will be an independent, publicly traded company. CT Holdings will not own any shares of our common stock, four CT Holdings directors, Steven B. Solomon, Lawrence Lacerte, Philip Romano, and Chris A. Economou will serve on our board of directors and one CT Holdings officer, Steven B. Solomon, will serve as an officer of our company. Following the distribution, our officers will also include four former CT Holdings officers, including Carl Banzhof, Michael Guillory, Randall Harvey, and Rick Speyer.

We have entered into several agreements with CT Holdings to define our ongoing relationship after the distribution and to allocate tax and other specified liabilities and obligations arising from periods prior to the distribution date. We entered into these agreements while we are still a wholly owned subsidiary of CT Holdings. The material terms of these agreements are set forth under the caption The Distribution -- Our Relationship with CT Holdings After the Distribution and -- Material U.S. Federal Income Tax Consequences of the Distribution.

CT HOLDINGS' RELATED PARTY TRANSACTIONS

From May 2000 to August 2000, the Company's Chief Executive Officer loaned $780,000 to CT Holdings to assist with their working capital needs and to provide for $600,000 in bridge loans to River Logic. The entire balance was repaid by CT Holdings in August 2000.

In October 2000, CT Holdings with approval from its board of directors loaned $1.2 million to its Chief Executive Officer. The note receivable was due October 2001 and bore interest at 5% per year. The balance was repaid in full prior to its maturity in 2001, including payments of approximately $700,000 and approximately $506,000 in accrued salary and bonus due to him pursuant to his employment agreement. Further, during CT Holdings' evaluation and review of the non-cash compensation strategies available to continue to provide incentives to its Chief Executive Officer and to respond to changing equity market conditions, CT Holdings determined it would forgive a note receivable issued in connection with the exercise of stock options granted to the officer in the amount of $208,934. In June 2001, the Chief Executive Officer loaned CT Holdings approximately $855,000 in connection with the Parago bridge loan participation by CT Holdings.

CT Holdings' Chief Executive Officer is also a director of Parago and funded $4 million of his personal assets to Parago to assist with its working capital needs during the ten months ended December 31, 2000 and the year ended February 29, 2000. The amounts funded during each period were repaid in January and April 2001, respectively. Parago also provided the Chief

Executive Officer with approximately $6.8 million in advances in April 2000 which was repaid during the same month.

At December 31, 2000, CT Holdings had $1,335,522 in notes receivable that were outstanding from current and former CT Holdings directors and employees, which notes have been fully reserved. A majority of these notes were due during the ten months ended December 31, 2000. The notes were issued in fiscal 1999 in connection with the exercise of stock options granted to the directors and employees. At the time of issuance the notes were issued with recourse, interest at 5%, and were collateralized by the shares of CT Holdings common stock held by the directors and employees. During CT Holdings' evaluation and review of the non-cash compensation strategies available to continue to provide incentives to these directors and employees and to respond to changing equity market conditions, CT Holdings determined it would forgive all such notes receivable. Consequently, CT Holdings recorded a provision for all of the notes receivable.

During the ten months ended December 31, 2000, the fiscal year ended February 29, 2000, and the fiscal year ended December 31, 2001 CT Holdings incurred legal fees in the amount of approximately $90,000, $86,000, and $60,000 respectively to an attorney who was a former employee and is a relative of CT Holdings' Chief Executive Officer. After leaving the Company, this attorney continued to provide legal services to the Company and subsequent to February 28, 1999, this attorney joined Parago as an executive officer at a salary of $150,000 per year, from which position he resigned in October 2001.

During the ten months ended December 31, 2000, CT Holdings sold 2,500,000 restricted shares of its common stock to two of its directors in a private placement for proceeds of $2,500,000.

CT Holdings also had a $130,000 note receivable due from an entity that one of the Company's directors also serves on the board of directors of such entity. This note was converted into equity of this entity in 2001.

In June 2001, two directors funded and guaranteed CT Holdings' participation in the Parago bridge loan. In consideration for this funding and guarantees, CT Holdings has agreed to permit the directors to exchange up to 5,000,000 Parago shares into up to 6,000,000 shares of CT Holdings' common stock.

                          DESCRIPTION OF CAPITAL STOCK

The following summary is qualified by reference to the provisions of our charter and by-laws included as exhibits to the registration statement of which this information statement is a part.

COMMON STOCK

Our charter authorizes 50,000,000 shares of common stock, par value $.01 per share, for issuance. As of the date of this information statement, 15,000,000 shares of our common stock are issued, outstanding and held by CT Holdings. Our charter provides for the following with respect to our common stock:

Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividends. If our board of directors declares a dividend, holders of common stock will receive payments on a ratable basis from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

Liquidation. If we are dissolved, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

Other. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares to be distributed by CT Holdings will be, fully paid and nonassessable.

The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Currently, we have no shares of preferred stock outstanding.

PREFERRED STOCK

Our charter authorizes our board of directors, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to 1,000,000 shares of preferred stock in one or more series. Our charter also authorizes our board of directors, subject to the limitations prescribed by Delaware law, to:

- establish the number of shares to be included in each series and to fix the voting powers, preferences, qualifications and special or relative rights or privileges of each series; and

- issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock or of rights to purchase preferred stock, however, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock.

We have no current plans to issue any preferred stock.

DIVIDENDS

We currently anticipate that we will retain all of our earnings for use in the development of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is ComputerShare Trust Company.

                        CERTAIN ANTI-TAKEOVER PROVISIONS
              OF CITADEL'S CERTIFICATE OF INCORPORATION AND BYLAWS
                                AND DELAWARE LAW

GENERAL

Citadel's amended and restated certificate of incorporation, Citadel's amended and restated bylaws, and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of Citadel not approved by Citadel's board of directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions have been implemented to enable Citadel, particularly (but not exclusively) in the initial years of its existence as an independent, publicly owned company, to develop its business in a manner which will foster its long-term growth without disruption caused by the threat of a takeover not deemed by Citadel's board of directors to be in the best interests of Citadel and its stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Citadel, although such a proposal, if made, might be considered desirable by a majority of Citadel's stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of Citadel without the concurrence of Citadel's board of directors. In addition, certain provisions of the tax disaffiliation agreement to be entered into by CT Holdings and Citadel may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Citadel prior to the second anniversary of the Distribution Date. See Relationship Between CT Holdings and Citadel Following the Distribution -- Tax Disaffiliation Agreement on page 33. Set forth below is a description of the provisions contained in Citadel's certificate of incorporation and bylaws, and the Delaware General Corporation Law that could impede or delay an acquisition of control of Citadel that Citadel's board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to Citadel's certificate of incorporation and bylaws, the forms of which are included as exhibits to the Registration Statement, as well as the Delaware General Corporation Law.

CLASSIFIED BOARD OF DIRECTORS

Citadel's certificate of incorporation provides for Citadel's board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of Citadel's board of directors will be elected each year. The first class of directors will initially serve a one-year term, and the second class of directors will initially serve a two-year term. Thereafter, each class of directors will be elected for a three-year term. See Citadel's Management -- Board of Directors beginning on page 40.

This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of Citadel's board of directors until the second annual stockholders meeting following the date on which the acquiror obtains the controlling stock interest and could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Citadel and could thus increase the likelihood that incumbent directors will retain their positions.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

Citadel's certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of Citadel's board of directors from time to time. Citadel's certificate of incorporation provides that the directors may be removed by stockholders only both for cause and by the affirmative vote of at least 80% of the shares entitled to vote.

Citadel's certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

STOCKHOLDER ACTION

Citadel's certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders and that stockholders may not act by written consent. Citadel's certificate of incorporation and bylaws provide that special meetings of stockholders may be called only by Citadel's board of directors. Stockholders are not permitted to call a special meeting or to require Citadel's board of directors to call a special meeting of stockholders.

ADVANCE NOTICE FOR STOCKHOLDER PROPOSALS OR NOMINATIONS AT MEETINGS

Citadel's bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, nominations of persons for election to the board of directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (i) pursuant to Citadel's notice with respect to such meeting, (ii) by or at the direction of the board of directors or (iii) by any stockholder of record of Citadel who was a stockholder of record at the time of the giving of notice for the annual meeting, who is entitled to vote at the meeting and who has complied with Citadel's notice procedures. Additionally, only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to Citadel's notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to Citadel's notice of meeting (a) by or at the direction of the board of directors or (b) by any stockholder of record of Citadel who is a stockholder of record at the time of the giving of notice for the special meeting, who is entitled to vote at the meeting and who has complied with Citadel's notice procedures.

For nominations or other business to be properly brought before an annual or special meeting by a stockholder, (i) the stockholder must have given timely notice in writing to Citadel's secretary, (ii) such business must be a proper matter for stockholder action under the Delaware General Corporation Law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided Citadel with a Solicitation Notice (as defined below), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of Citadel's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of Citadel's voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice and (iv) if no Solicitation Notice relating to the proposal has been timely provided, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice.

For an annual meeting, to be timely, a stockholder's notice must be delivered to Citadel's secretary at the principal executive offices of Citadel not less than 45 or more than 75 days prior to the first anniversary (the Anniversary) of the date on which Citadel first mailed its proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.

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

For a special meeting, to be timely, a stockholder's notice must be delivered to Citadel's secretary at the principal executive offices of Citadel not later than the close of business on the later of (i) the 90th day prior to such special meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

A stockholder's notice must set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act and such person's written consent to serve as a director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on Citadel's books, and of such beneficial owner, (B) the class and number of shares of Citadel that are owned beneficially and of record by such stockholder and such beneficial owner, and (C) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of Citadel's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of Citadel's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a Solicitation Notice).

In the event that the number of directors to be elected to the board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by Citadel at least 55 days prior to the Anniversary, a stockholder's notice required by Citadel's bylaws also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the secretary at the principal executive offices of Citadel not later than the close of business on the 10th day following the day on which such public announcement is first made by Citadel.

Only persons nominated in accordance with the procedures set forth in Citadel's bylaws are eligible to serve as directors and only such business may be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in Citadel's bylaws. The chairman of an annual or special meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in Citadel's bylaws and, if any proposed nomination or business is not in compliance with the bylaws, to declare that such defectively proposed business or nomination may not be presented for stockholder action at the meeting and shall be disregarded.

AMENDMENTS TO BYLAWS

Citadel's certificate of incorporation provides that only Citadel's board of directors or the holders of 80% of the shares of Citadel's capital stock entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal Citadel's bylaws.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

Any proposal to amend, alter, change or repeal any provision of Citadel's certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of Citadel's capital stock entitled to vote on such matters, with the exception of certain provisions of Citadel's certificate of incorporation which require a vote of 80% or more of such voting power.

FAIR PRICE PROVISION

Citadel's certificate of incorporation contains certain requirements for business combinations between Citadel and Citadel stockholders owning 5% or more of Citadel's voting shares (an Interested Person). A majority of the shares of Citadel's voting stock, other than those shares owned by the Interested Person, are required to approve such a transaction unless (i) Citadel's board of directors approved the business combination prior to the time the Interested Person became an owner of 5% or more of Citadel's voting shares, or approved it later if a majority of the directors voting to approve such transaction were members of the board of directors prior to the time the Interested Person became an owner of 5% or more of Citadel's voting shares; or (ii)

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

(A) the consideration paid by the Interested Person in exchange for the shares held by Citadel's stockholders has a fair market value per share of Citadel's stock of not less than either (1) the highest price per share paid by the Interested Person in acquiring any of Citadel's stock, or (2) a price per share equal to (x) the aggregate earnings per share of Citadel for the four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes or consents on the business combination, multiplied by (y) the figure obtained by dividing the highest price per share paid by the Interested Person in acquiring any of Citadel's stock by the earnings per share of Citadel for the four full consecutive fiscal quarters immediately preceding the time when the Interested Person became an owner of 5% or more of Citadel's voting shares, and (B) there has been no significant reduction in Citadel's dividend rate subsequent to the time the Interested Person acquired 5% or more of Citadel's voting shares, unless such reduction was approved by the board of directors and a majority of the directors approving such reduction were members of the board prior to the time the Interested Person acquired a 5% position. Citadel's fair price provision may be amended only by the affirmative vote or consent of the holders of a majority of the shares of Citadel's voting stock, excluding those shares owned by an Interested Person.

PREFERRED STOCK

Citadel's certificate of incorporation authorizes Citadel's board of directors by resolution to issue one or more series of Preferred Stock and to determine, with respect to any series of preferred stock, the terms and rights of such series.

Citadel believes that the availability of the preferred stock will provide Citadel with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having such authorized shares available for issuance will allow Citadel to issue shares of preferred stock without the expense and delay of a special stockholders' meeting. The authorized shares of preferred stock, as well as Citadel Shares, will be available for issuance without further action by Citadel's stockholders, unless such action is required by applicable law or the rules of the New York Stock Exchange or any other stock exchange on which Citadel's securities may be listed. Although Citadel's board of directors has no intention at the present time of doing so, it would have the power (subject to applicable law) to issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, such series of preferred stock might impede a business combination by including class voting rights which would enable the holder to block such a transaction.

DELAWARE LAW

Under Section 203 of the Delaware General Corporation Law (Section 203), which will be applicable to Citadel after the Distribution, certain business combinations (defined generally to include mergers or consolidations between the Delaware corporation and an interested stockholder and transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase the interested stockholder's percentage ownership of stock) between a publicly held Delaware corporation and an interested stockholder (defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock or their affiliates) are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be so governed, (ii) either the business combination or the proposed acquisition of stock resulting in the person becoming an interested stockholder was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by officers who are also directors or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and also ratified by two-thirds of the voting stock which the interested stockholder did not own.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Citadel's certificate of incorporation does not exclude Citadel from restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring Citadel to negotiate in advance with Citadel's board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approved either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of Citadel. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

             LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATION ON LIABILITY OF DIRECTORS

Pursuant to authority conferred by Section 102 of the Delaware General Corporation Law, Article X of Citadel's certificate of incorporation (Article X) eliminates the personal liability of Citadel's directors to Citadel or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as it may hereafter be amended. Under the Delaware General Corporation Law as in effect on the date hereof, Citadel's directors remain liable for (i) any breach of the duty of loyalty to Citadel or its stockholders, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) any violation of Section 174 of the Delaware General Corporation Law, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances and (iv) any transaction from which directors derive an improper personal benefit.

Article X provides that any future repeal or amendment of its terms (including any amendment or repeal of Article X made by virtue of any change in the Delaware General Corporation Law) will not adversely affect any rights of directors existing thereunder with respect to acts or omissions occurring prior to such repeal or amendment.

INDEMNIFICATION

Citadel's bylaws and Section 145 of the Delaware General Corporation Law, which allows, and in some cases requires, the indemnification of directors and officers under certain circumstances, grant Citadel's directors and officers a right to indemnification to the fullest extent permitted by law for all expenses relating to civil, criminal, administrative or investigative procedures to which they are a party (i) by reason of the fact that they are or were directors or officers of Citadel or (ii) by reason of the fact that, while they are or were directors or officers of Citadel, they are or were serving at the request of Citadel as a director, officer or employee of another enterprise. Citadel's bylaws further provide that an advancement for any such expenses shall only be made upon delivery to Citadel by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified by Citadel.

INDEMNIFICATION AGREEMENTS

In connection with the Distribution, Citadel will enter into indemnification agreements with certain of its directors and officers. These agreements will require Citadel to indemnify these directors and officers with respect to their activities as directors or officers of Citadel or when serving at Citadel's request as a director, officer or trustee of another corporation, trust or other enterprise against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by them in any threatened, pending or completed suit or proceeding (civil, criminal administrative or investigative) to which they are, or are threatened to be made, parties as a result of their service to Citadel. Citadel will agree to indemnify each indemnitee for any one or a combination of the following, whichever is most advantageous to the indemnitee, as determined by the indemnitee (i) the benefits provided by Citadel's certificate of incorporation and bylaws in effect on the date of the indemnification agreement; (ii) the benefits provided by Citadel's certificate of incorporation and bylaws at the time expenses are incurred by the indemnitee; (iii) the benefits allowable under Delaware law in effect on the date of the indemnification agreement; (iv) the benefits allowable under the law of the jurisdiction under which Citadel exists at the time expenses are incurred by the indemnitee; (v) the benefits available under liability insurance obtained by Citadel; and (vi) such other benefits as may be otherwise available to indemnitee under Citadel's existing practices. Under the indemnification agreements, each indemnitee will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of Citadel with respect to suits or proceedings arising out of acts or omissions during his service to Citadel.

Each indemnitee will agree to notify Citadel promptly of any proceeding brought or threatened and not to make any admission or settlement without Citadel's consent, unless the indemnitee determines to undertake his own defense and waives the benefits of the indemnification agreement.

                         INDEPENDENT PUBLIC ACCOUNTANTS

The financial statements of the CT Holdings, Inc. security software business (reorganized as Citadel Security Software Inc.) as of December 31, 2000 and February 29, 2000, and for the ten month period ended December 31, 2000 and the fiscal year ended February 29, 2000, appearing in this information statement have been audited by King Griffin & Adamson P.C., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

Citadel has filed with the Commission the Registration Statement under the Exchange Act, with respect to the Citadel Common Stock. This document does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this document as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

The Registration Statement and the exhibits thereto filed by Citadel with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Securities and Exchange Commission at 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is http://www.sec.gov.

After the Distribution, Citadel will be required to comply with the reporting requirements of the Exchange Act and to file with the Commission reports, proxy statements and other information as required by the Exchange Act. Additionally, Citadel will be required to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders. After the Distribution, these reports, proxy statements and other information will be available to be inspected and copied at the public reference facilities of the Commission or obtained by mail or over the Internet from the Commission, as described above. We anticipate that the Citadel Shares will be listed on the Over the Counter Bulletin Board under a symbol to be assigned by the OTCBB prior to the commencement of trading.

                         CITADEL SECURITY SOFTWARE INC.

INDEX


                                                                      Page
                                                                     Number
                                                                     ------
Audited Annual Financial Statements

    Report of Independent Certified Accountants                        F-2

    Balance Sheets                                                     F-3

    Statements of Operations                                           F-4

    Statement of Changes in Stockholders' Equity                       F-5

    Statements of Cash Flows                                           F-6

    Notes to Financial Statements                                      F-7

Unaudited Interim Financial Statements

    Balance Sheets                                                     F-13

    Statements of Operations                                           F-14

    Statements of Cash Flows                                           F-15

    Notes to Financial Statements                                      F-16

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors
Citadel Security Software Inc.

We have audited the accompanying balance sheets of Citadel Security Software Inc., (the "Company"), as of December 31, 2000 and February 29, 2000 and the related statements of operations, stockholders' equity and cash flows for the ten month period ended December 31, 2000 and the year ended February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citadel Security Software Inc. as of December 31, 2000 and February 29, 2000, and the results of its operations and its cash flows for the ten month period ended December 31, 2000 and the year ended February 29, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note A, the Company has incurred recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

                                                    KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
December 21, 2001

                         CITADEL SECURITY SOFTWARE INC.
                                 BALANCE SHEETS

                                                       December 31,    February 29,
                                                          2000             2000
                                                      -----------      -----------
                       ASSETS
                       ------
CURRENT ASSETS
  Cash and cash equivalents                           $    11,131      $   707,412
  Accounts receivable - trade, less allowance
      of $28,693 and $1,149,994                            54,794            5,247
  Inventory, less reserve of $20,000 and $33,940           22,077           46,677
  Prepaid expenses                                         94,217           78,537
                                                      -----------      -----------
  Total current assets                                    182,219          837,873

PROPERTY AND EQUIPMENT, net                                94,054          228,103

PURCHASED SOFTWARE, net of accumulated
amortization of $1,045,696 and $1,505,536                 106,704          546,864

CAPITALIZED SOFTWARE DEVELOPMENT COSTS, net of
accumulated amortization of $851,204 and $786,000         485,221          944,673

OTHER ASSETS                                               42,095           54,308
                                                      -----------      -----------
TOTAL ASSETS                                          $   910,293      $ 2,611,821
                                                      ===========      ===========

        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------

CURRENT LIABILITIES
  Accounts payable and accrued expenses               $   727,253      $   895,400
  Note payable                                             70,924           27,954
                                                      -----------      -----------
  Total current liabilities                               798,177          923,354

STOCKHOLDERS' EQUITY                                      112,116        1,688,467
                                                      -----------      -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $   910,293      $ 2,611,821
                                                      ===========      ===========



   The accompanying notes are an integral part of these financial statements.

                         CITADEL SECURITY SOFTWARE INC.
                            STATEMENTS OF OPERATIONS


                                                         Ten Months
                                                           Ended           Year Ended
                                                         December 31,      February 29,
                                                            2000               2000
                                                       -------------     -------------
Net revenues                                           $     460,985     $   1,292,250

Cost of revenues, excluding depreciation and
   amortization                                                8,310            61,564

Operating expenses
   Selling, general and administrative expense             2,174,362         3,720,863
   Research and development expenses                         112,992           392,315
   Write-down of capitalized software
       development costs                                     230,643           625,336
   Depreciation and amortization expense                     917,491         1,361,556
   Other                                                       1,194               683
                                                       -------------     -------------
   Total operating expenses                                3,436,682         6,100,753
                                                       -------------     -------------
Operating loss                                            (2,984,007)       (4,870,067)
                                                       -------------     -------------
Provision for income taxes                                        --                --
                                                       -------------     -------------
Net loss                                               $  (2,984,007)    $  (4,870,067)
                                                       =============     =============

Weighted average common shares outstanding - basic
       and diluted                                        11,910,946        10,625,768
                                                       =============     =============

Net loss per share - basic and diluted                 $       (0.25)    $       (0.46)
                                                       =============     =============


   The accompanying notes are an integral part of these financial statements.

                         CITADEL SECURITY SOFTWARE INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY

Stockholders' Equity at March 1, 1999                          $ 6,894,293

Net distribution to Parent                                        (335,759)

Net loss for the year                                           (4,870,067)
                                                               -----------

Stockholders' equity at February 29, 2000                        1,688,467


Net contribution from Parent                                     1,407,656

Net loss for period                                             (2,984,007)
                                                               -----------
Stockholders' equity at December 31, 2000                      $   112,116
                                                               ===========



    The accompanying notes are an integral part of this financial statement.

                         CITADEL SECURITY SOFTWARE INC.
                            STATEMENTS OF CASH FLOWS


                                                                 Ten months
                                                                   Ended               Year Ended
                                                                December 31,          February 29,
                                                                    2000                  2000
                                                                -----------           ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                     $(2,984,007)          $ (4,870,067)
   Adjustments to reconcile net loss to net cash
      used in operating activities:
         Depreciation and amortization                              917,491              1,361,556
         Write-down of software development costs                   230,643                625,336

   Changes in operating assets and liabilities
      Accounts receivable                                           (49,547)               461,041
      Prepaid expenses                                              (15,680)               129,686
      Inventory                                                      24,600                101,999
      Accounts payable and accrued expenses                        (168,147)               272,706
      Other assets                                                   12,213                294,064
                                                                -----------           ------------
   NET CASH USED IN OPERATING ACTIVITIES                         (2,032,434)            (1,623,679)

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment                                   --                (70,388)

   Software development costs                                      (114,473)              (649,131)
                                                                -----------           ------------
   NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES             (114,473)              (719,519)

CASH FLOW FROM FINANCING ACTIVITIES
   Net receipts on notes payable                                     42,970                     --
   Net contribution from (distribution to) Parent                 1,407,656               (335,759)
                                                                -----------           ------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES                      1,450,626               (335,759)
                                                                -----------           ------------

   Net decrease in cash                                            (696,281)            (2,678,957)
   Cash and cash equivalents at the beginning
      of the period                                                 707,412              3,386,369
                                                                -----------           ------------
   Cash and cash equivalents at the end
      of the period                                             $    11,131           $    707,412
                                                                ===========           ============

   The accompanying notes are an integral part of these financial statements.

                         CITADEL SECURITY SOFTWARE INC.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DISTRIBUTION

Citadel was incorporated under the laws of the State of Delaware in December 1996 as a wholly owned subsidiary of CT Holdings. In November 2001, CT Holdings' board of directors declared a pro rata distribution payable to the holders of record of outstanding common stock (the Distribution) at the close of business on January 21, 2002 (the Record Date). The Distribution consists of one (1) share of Citadel common stock for every four (4) shares of CT Holdings (the Distribution Ratio) common stock outstanding on the Record Date. After the Distribution, Citadel will be an independent company, with CT Holdings having no continuing ownership interest in Citadel. The Distribution is intended to be a tax free distribution for U.S. federal tax purposes and is contemplated to be finalized in the first quarter of 2002.

These financial statements include the accounts of CT's security software operations and have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States and present Citadel's financial position, results of operations, and cash flows as derived from CT's historical financial statements. Certain CT assets, liabilities and expenses have been allocated to Citadel based on an estimate of the proportion of corporate amounts allocable to Citadel, utilizing such factors as revenues, number of employees, and other relevant factors. In the opinion of management, the allocations have been made on a reasonable basis. Management believes that all amounts allocated to Citadel are a reasonable representation of the costs that would have been incurred if Citadel had performed these functions as a stand-alone company.

DESCRIPTION OF BUSINESS

Citadel Security Software Inc. (the Company) develops, markets and licenses its Citadel Security line of desktop and network security software for one of the fastest growing software industry segments today - security inside the firewall. The Company licenses security software products for perpetual use on standalone personal computers or on single or multiple networks across single or multiple customer computing sites. The Company's software products, Hercules, WinShield Secure PC and NetOFF, provide the flexibility and scalability that security administrators are demanding for identifying and repairing computing vulnerabilities and managing security policies within the computing environments. These applications operate inside the firewall and are designed to secure computers against unauthorized configuration changes and software installations, which cause the majority of system vulnerabilities.

During 2000, CT Holdings changed its fiscal year end from February 28 to December 31. Accordingly, the Company's fiscal year ending December 31, 2000 is a transition period consisting of a ten month period from March 1, 2000 through December 31, 2000. The following table shows the ten months ended December 31, 2000 and the comparative ten months ended December 31, 1999.

                                                Ten months ended December 31,
                                             -----------------------------------
                                                   2000              1999
                                             ----------------   ----------------
    Net revenue                                $   460,985        $ 1,500,429
    Net loss                                    (2,984,007)        (2,649,481)
    Net loss allocable to common
     stockholders                               (2,984,007)        (2,649,481)
    Loss per common share                      $     (0.25)       $     (0.25)


Liquidity

The Company has incurred recurring operating losses and has a working capital deficiency. The Company has used cash in operations of approximately $2,000,000 during the ten months ended December 31, 2000. The Company has a cash balance of approximately $11,000 at December 31, 2000 and current liabilities exceed current assets by approximately $616,000. The Company has been and continues to be dependent upon outside or related party financing to develop its software products, perform its business development activities, and provide for ongoing working capital requirements. During 2000 and 2001, substantially all of this financing has been provided by related parties.

Over the next year the Company expects to generate cash from the sale of the Company's software and will incur costs relating to such operations which may result in a cash deficiency. The Company will also continue to incur expenses relating to corporate overhead. The Company may require cash from financing activities to fund the deficits expected over the next year.

The Company may need to raise additional cash to fund the operations through the remainder of 2002. Historically, the Company was funded by CT Holdings, which has obtained short-term bridge funding from its Chief Executive Officer or Directors of CT Holdings. We may need to rely on similar funding from our related parties. While this may occur in the future there can be no assurance that such financing will be available, or if available on terms that the Company would be willing to accept.

There can be no assurance that management's plans will be successful or what other actions may become necessary. Although the Company has been successful raising capital in the past, the inability of the Company to raise capital may require the Company to sell assets or reduce the level of its operations. Such actions could have a material adverse effect on the Company's business and operations and result in charges that could be material to the Company's business and results of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues licensing its products when persuasive evidence of a sale arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

Revenues generated from products licensed through traditional channels where the right of return exists are reduced by reserves for estimated product returns. Such reserves are based on estimates developed by management. As unused products in these channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating systems or computing products, it is reasonably possible that these estimates may change in the future.

Revenues related to significant post-contract support agreements (generally product maintenance agreements) are deferred and recognized over the period of the agreements.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of the assets.

Software Costs

Purchased software is recorded at cost and is amortized by the greater of the revenue method or the straight-line method over four to seven years.

The Company capitalizes software development costs when technological feasibility has been established. Software development costs not qualifying for capitalization are expensed as research and development costs. Research and development expense totaled $112,992 and $392,315 for the ten months ended December 31, 2000 and the year ended February 29, 2000, respectively. Capitalized costs are amortized using the greater of the revenue method or the straight-line method with useful lives ranging from three to five years. Amortization expense related to purchase software and capitalized software development costs was $771,231 and $1,108,017 for the ten months ended December 31, 2000 and the year ended February 29, 2000, respectively. The Company evaluates the estimated net realizable value of each software product at each balance sheet date and records write-downs to net realizable value for any products for which the net book value is in excess of net realizable value. For the ten months ended December 31, 2000 and the fiscal year ended February 29, 2000, software costs were written down by $230,643 and $625,336, respectively. As of December 31, 2000 the Company reduced the estimated useful life of all remaining unamortized capitalized software costs of $591,925 to 12 months based upon the Company's ongoing evaluation of the capitalized software development costs and projected cash flows.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company reviews long-lived assets pertaining to those assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If conditions indicate an asset might be impaired , the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. The impairment would be measured by the amount by which the asset exceeds the future discounted cash flow.

Income Taxes

Deferred income tax expenses are provided based upon estimated future tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes calculated based upon provisions of enacted laws.

Advertising and Marketing Expense

The Company expenses costs associated with advertising and marketing as they are incurred and includes these costs in selling, general and administrative expense. Advertising and marketing expense for the ten months ended December 31, 2000 and the year ended February 29, 2000 was $10,082 and $748,605, respectively.

Net Loss Per Common Share

Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Basic and diluted loss per share are identical as there are no options or warrants outstanding. The weighted average number of shares of common stock outstanding has been computed using the weighted average number of CT common shares outstanding, during each respective period divided by four (the Distribution Ratio).

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 "Business Combinations" which requires the purchase method of accounting for business combination transactions initiated after June 30, 2001.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets". The statement requires that goodwill recorded on acquisitions completed prior to July 1, 2001 be amortized through December 31, 2001. Goodwill amortization is precluded on acquisitions completed after June 30, 2001. Effective January 1, 2002, goodwill will no longer be amortized but will be tested for impairment as set forth in the statement. We are currently reviewing the new standard and evaluating the effects of this standard on our future financial condition, results of operations, and accounting policies and practices.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and long-term obligations are carried at cost, which approximates fair value due to the short maturity of these instruments.

NOTE B - PROPERTY AND EQUIPMENT

Major classes of property and equipment and their estimated useful lives are as follows:

                                                    December 31,   February 29,
                                        Lives          2000           2000
                                      ----------    -----------    -----------
    Furniture                         5-10 years     $ 170,981      $ 170,981
    Office equipment                  3-7 years         83,935         83,935
    Leasehold improvements            Lease term        68,672         68,672
    Computer equipment                3-7 years        643,753        643,753
                                                     ---------      ---------
                                                       967,341        967,341
    Less accumulated depreciation
       and amortization                               (873,287)      (739,238)
                                                     ---------      ---------
    Net property and equipment                       $  94,054      $ 228,103
                                                     =========      =========


NOTE C - INCOME TAXES

The significant components of the Company's deferred tax liabilities and assets are as follows:

                                              December 31,   February 29,
                                                 2000            2000
                                             ------------    -------------
    Deferred tax assets (liabilities)
     Net operating loss carryforwards        $ 10,049,000    $  8,534,000
     Accounts receivable                           11,000         479,000
     Accounts payable and accrued expenses        (72,000)        (33,000)
                                             ------------    ------------
    Total deferred tax assets, net              9,988,000       8,980,000
    Valuation allowance                        (9,988,000)     (8,980,000)
                                             ------------    ------------
    Total deferred tax assets, net           $         --    $         --
                                             ============    ============


The difference between the provision for income taxes and the amount computed by applying the federal statutory rate to loss before provision for income taxes is explained below:

                                               December 31,    February 29,
                                                  2000            2000
                                               ------------    ------------
    Benefit computed at federal statutory rate   $(1,015,000)   $(1,656,000)
    Increase in valuation allowance                1,008,000     (1,484,000)
    Other                                              7,000        172,000
                                                 -----------    -----------
                                                 $        --    $        --
                                                 ===========    ===========

For federal income tax purposes, at December 31, 2000, the Company had a net operating loss carryforward of approximately $26,100,000. The net operating loss carryover, which is subject to annual limitations as prescribed by the Internal Revenue Code, is available to offset future taxable income through 2013. A valuation allowance has been recorded for the entire amount of the net deferred tax asset due to uncertainty of realization.

NOTE D - NOTE PAYABLE

Note Payable consists of a note to an insurance company for insurance premiums, payable in monthly installments (including interest at 9.33%) of $10,470, matured July 2001 and is collateralized by underlying unused insurance.

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company is subject to various legal proceedings and claims that arise in the normal course of its business. While many of these matters involve inherent uncertainty, the Company's management believes that the amount of the liability, if any, ultimately incurred by the Company with respect to any such existing proceedings and claims, net of applicable reserves, will not materially affect the business, financial condition or results of operations of the Company. However, if certain of these legal claims were settled adversely the effect could be material to the financial conditions and results of operations of the Company.

Various legal claims are pending or may be instituted against CT Holdings. Because Citadel is a separate corporation which did not engage in the activities giving rise to these legal claims, Citadel's management believes the risk that Citadel's assets could be subject to these claims and liabilities (except for those claims and liabilities expressly assumed in the distribution agreement) is remote, although there can be no assurance that Citadel will not become subject to these claims and liabilities.

NOTE F - MAJOR CUSTOMERS

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts based on the expected collectibility of all trade accounts receivable. To date, the losses incurred by the Company have not exceeded management's expectations.

Major customer information is presented based on the aggregate amount of sales net of any returns. During the ten months ended December 31, 2000, four customers accounted for approximately 27% of the Company's net sales, while during year ending February 29, 2000, four different customers accounted for approximately 29% of net sales.

NOTE G - SUBSEQUENT EVENT

In November, 2001, the Company issued to certain employees and directors 2,445,000 options to purchase common stock. These options were issued with an exercise price of $.32.

                         CITADEL SECURITY SOFTWARE INC.
                             UNAUDITED BALANCE SHEET

                                                                September 30,
                                                                    2001

                                                                -----------
   CURRENT ASSETS
      Cash and cash equivalents                                 $    12,352
      Accounts receivable-trade, less allowance                      76,872
      Accounts receivable, other                                      3,853
      Inventory, less reserve                                        19,868
      Prepaid expenses                                               48,805
                                                                -----------
      Total current assets                                          161,750

   PROPERTY AND EQUIPMENT, net                                       23,472


   CAPITALIZED SOFTWARE DEVELOPMENT COSTS, net of
       accumulated amortization of $1,302,470                       177,445

   OTHER ASSETS                                                      40,084
                                                                -----------
       TOTAL ASSETS                                             $   402,751
                                                                ===========

   LIABILITIES AND STOCKHOLDERS' DEFICIT

   CURRENT LIABILITIES
    Accounts payable and accrued expenses                       $ 1,006,272

   STOCKHOLDERS' DEFICIT                                           (603,521)
                                                                -----------
    TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                 $   402,751
                                                                ===========


    The accompanying notes are an integral part of this financial statement.

                         CITADEL SECURITY SOFTWARE INC.
                       UNAUDITED STATEMENTS OF OPERATIONS

                                                       Nine months         Nine months
                                                          Ended               Ended
                                                      September 30,       September 30,
                                                          2001                2000
                                                      ------------        ------------
Net revenues                                          $    322,447        $    448,150

Cost of revenues                                             3,786              12,266

Operating expenses
    Selling, general and administrative expense          1,177,273           2,389,758
    Research and development expenses                           --             238,760
    Write-off of capitalized software costs                     --             625,336
    Depreciation and amortization expense                  574,105             883,420
    Other                                                       --               1,194
                                                      ------------        ------------
    Total operating expenses                             1,751,378           4,138,468
                                                      ------------        ------------
    Operating loss                                      (1,432,717)         (3,702,584)

Provision for income taxes                                      --                  --
                                                      ------------        ------------
Net loss                                              $ (1,432,717)       $ (3,702,584)
                                                      ============        ============
Weighted average shares of common stock
    Outstanding - basic and diluted                     12,433,428          11,822,348
                                                      ============        ============

Net loss per share - basic and diluted                $      (0.12)       $      (0.31)
                                                      ============        ============


   The accompanying notes are an integral part of these financial statements.

                         CITADEL SECURITY SOFTWARE INC.
                       UNAUDITED STATEMENTS OF CASH FLOWS

                                                        Nine months     Nine months
                                                           Ended           Ended
                                                       September 30,   September 30,
                                                           2001            2000
                                                       ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                            $ (1,432,717)   $ (3,702,584)
   Adjustments to reconcile net loss to net cash
      used in operating activities:
         Depreciation and amortization                      574,105         883,420
         Write-down of software development costs                --         625,336
   Changes in operating assets and liabilities
      Accounts receivable                                   (25,932)        721,584
      Prepaid expenses                                       45,412          64,501
      Inventory                                               2,209         101,198
      Accounts payable and accrued expenses                 279,019         215,388
      Other assets                                            2,011         166,423
                                                       ------------    ------------
   NET CASH USED IN OPERATING ACTIVITIES                   (555,893)       (924,734)

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment                       (5,394)             --
   Software development costs                               (83,648)       (239,086)
                                                       ------------    ------------
   NET CASH PROVIDED BY (USED IN) INVESTING
     ACTIVITIES                                             (89,042)       (239,086)

CASH FLOW FROM FINANCING ACTIVITIES
   Net payments on note payable                             (70,924)             --
   Net Contribution to/(Distribution)to/from parent         717,080       2,460,582
                                                       ------------    ------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES                646,156       2,460,582
                                                       ------------    ------------

  Net increase  in cash                                       1,221       1,296,762

   Cash and cash equivalents at the beginning
     of the period                                           11,131          14,078
                                                       ------------    ------------
   Cash and cash equivalents at the end of
     the period                                        $     12,352    $  1,310,840
                                                       ============    ============

   The accompanying notes are an integral part of these financial statements.

                         CITADEL SECURITY SOFTWARE INC.
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001

DISTRIBUTION

Citadel was incorporated under the laws of the State of Delaware in December 1996 as a wholly owned subsidiary of CT Holdings. In November 2001, CT Holdings' board of directors declared a pro rata distribution payable to the holders of record of outstanding common stock (the Distribution) at the close of business on January 21, 2002 (the Record Date). The Distribution consists of one (1) share of Citadel common stock for every four (4) shares of CT Holdings (the Distribution Ratio) common stock outstanding on the Record Date. After the Distribution, Citadel will be an independent company, with CT Holdings having no continuing ownership interest in Citadel. The Distribution is intended to be a tax free distribution for U.S. federal tax purposes and is contemplated to be finalized in the first quarter of 2002.

These financial statements include the accounts of the security software division of CT's operations and have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States and present Citadel's financial position, results of operations, and cash flows as derived from CT's historical financial statements. Certain CT assets, liabilities and expenses have been allocated to Citadel based on an estimate of the proportion of corporate amounts allocable to Citadel, utilizing such factors as revenues, number of employees, and other relevant factors. In the opinion of management, the allocations have been made on a reasonable basis. Management believes that all amounts allocated to Citadel are a reasonable representation of the costs that would have been incurred if Citadel had performed these functions as a stand-alone company.

DESCRIPTION OF BUSINESS

Citadel Security Software Inc. (the Company) develops, markets and licenses its Citadel Security line of desktop and network security software for one of the fastest growing software industry segments today - security inside the firewall. The Company licenses security software products for perpetual use on standalone personal computers or on single or multiple networks across single or multiple customer computing sites. The Company's software products, Hercules, WinShield Secure PC and NetOFF, provide the flexibility and scalability that security administrators are demanding for identifying and repairing computing vulnerabilities and managing security policies within the computing environments. These applications operate inside the firewall and are designed to secure computers against unauthorized configuration changes and software installations, which cause the majority of system vulnerabilities.

During 2000, CT Holdings, and therefore the Company, changed its fiscal year end from February 28 to December 31. Therefore, the fiscal year ending December 31, 2000 is a transition period consisting of a ten month period from March 1, 2000 through December 31, 2000. The following table shows the ten months ended December 31, 2000 and the comparative ten months ended December 31, 1999.

LIQUIDITY

The Company has incurred recurring operating losses and has a working capital deficiency. The Company has used cash in operations of $555,893 during the nine months ended September 30, 2001. The Company had a cash balance of $12,352 at September 30, 2001 and current liabilities exceed current assets by $844,521. The Company has been and continues to be dependent upon outside and related party financing to develop its software products, perform its business development activities, and provide for ongoing working capital requirements. During the three months ended September 30, 2001, substantially all of this financing has been provided by related parties.

The Company expects to generate cash from the sale of the Company's software and will incur costs relating to such operations that may result in a cash deficiency. Following the spin-off of the software business, revenues and expenses related to the software business will be recognized by the Company. The Company will also continue to incur expenses relating to corporate overhead. The Company may require cash from financing activities to fund the deficits expected over the next year.

The Company's operation require the Company to obtain additional capital. The complete implementation of this element of our strategy will not generate positive cash flow in the foreseeable future. The Company may need to raise additional capital to fund its plans through 2002. Historically, the Company was funded by CT Holdings which has obtained short-term bridge funding from its Chief Executive Officer or Directors of the Company. We may need to rely on similar funding from related parties. While this may occur in the future there can be no assurance that such financing will be available or if available based on terms that the Company would be willing to accept.

There can be no assurance that management's plans will be successful or what other actions may become necessary. Although the Company has been successful raising capital in the past, the inability of the Company to raise capital may require the Company to sell assets or reduce the level of its operations. Such actions could have a material adverse effect on the Company's business and operations and result in charges that could be material to the Company's business and results of operations.

BASIS OF PRESENTATION

The accompanying condensed financial statements of Citadel Security Software, Inc. have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The condensed financial statements as of September 30, 2001 and for the nine month periods ended September 30, 2001 and 2000 are unaudited and, in the opinion of management, contain all adjustments necessary for the fair presentation of the financial position and results of operations for the interim period. These condensed financial statements should be read in conjunction with the Financial Statements and notes thereto included in the Company's Form 10-SB for the ten months ended December 31, 2000. The results of operations for the three and nine month periods ended September 30, 2001 are not necessarily indicative of the results to be expected for the entire year.

NET LOSS PER COMMON SHARE

Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Basic and diluted loss per share are identical as there are no options or warrants outstanding. The weighted average number of shares of common stock outstanding has been computed using the weighted average number of CT common shares outstanding during each respective period divided by four (the Distribution Ratio).

CONTINGENCIES

At this time the Company is not a party to any litigation. From time-to-time we may be subject to legal claims incidental to our business or the spin-off. There can be no assurance that the outcome of such claims will be favorable to the company and will not have a material adverse effect on our future financial condition, results of operations or cash flows.

                                     ANNEX A

                      SAMPLE FORM OF INFORMATION STATEMENT
           TO BE PROVIDED TO INTERNAL REVENUE SERVICE BY STOCKHOLDERS

Note: Attachment to 2002 federal income tax return of stockholders

Statement of stockholders receiving a distribution of stock in Citadel Security Software Inc. (a controlled corporation), pursuant to Treas. Reg. sec. 1.355-5(b).

1. The undersigned, a stockholder owning shares of CT Holdings, Inc. as of ________ __, 2002, received a distribution of stock in a controlled corporation that we believe qualifies under sec. 355.

2. The name and addresses of the corporations involved are:

          CT Holdings, Inc. (Distributing Corporation)
          3811 Turtle Creek Boulevard, Suite 770
          Dallas, Texas 75219

          Citadel Security Software Inc. (Controlled Corporation)
          3811 Turtle Creek Boulevard, Suite 770
          Dallas, Texas  75219

3. No stock or securities in CT Holdings, Inc. were surrendered by the undersigned.

4. _____ shares of Citadel Security Software Inc. were received constituting only common shares in such corporation.

5. No cash or other property was received by the undersigned in connection with the distribution except in connection with up to one additional share in connection with the rounding up of fractional shares.

Stockholder


-----------------------------

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.